SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE
13 March 2019

PRUDENTIAL PLC FULL YEAR 2018 RESULTS

PRUDENTIAL DELIVERS CONTINUED GROWTH IN PROFIT AND DIVIDEND

Performance highlights on a constant (and actual) exchange rate basis
●  Group operating profit1 of £4,827 million, up 6 per cent2 (up 3 per cent3)
●  Asia EEV new business profit4 of £2,604 million, up 14 per cent2, operating profit1 of £2,164 million, up 14 per cent2 and underlying free surplus generation5 of £1,171 million, up 14 per cent2
●  US fee income up 8 per cent2 following a 10 per cent2 increase in average separate account balances6
●  M&GPrudential operating profit1 up 19 per cent, including the effect of updated longevity assumptions
●  Full year 2018 ordinary dividend increased by 5 per cent to 49.35 pence per share
●  Group Solvency II surplus7,8 estimated at £17.2 billion, equivalent to a cover ratio of 232 per cent
●  Continued progress in preparations for the demerger of M&GPrudential from Prudential plc

Mike Wells, Group Chief Executive, said: 'In 2018, our financial performance, again led by our Asia operations, is testament to the scale of our opportunity set, the depth of our capabilities and our unrelenting focus on executing our strategy at pace. At the same time we have made good progress in our preparations for the demerger of M&GPrudential from Prudential plc.

'In Asia we have again delivered double-digit growth across our key metrics of new business profit4 (up 14 per cent2), operating profit1 (up 14 per cent2) and underlying free surplus generation5 (up 14 per cent2). This performance is both broad-based, with 10 markets achieving double-digit growth2 in new business profit4, and high-quality, with health and protection new business profit growing by 15 per cent2. Our Asia asset manager, Eastspring, has increased operating profit (up 6 per cent2) amidst a challenging external environment reflecting the structural benefit from life business net flows. Our broad-based portfolio of life insurance and asset management businesses, high-quality products with distinctive value-added services and multi-channel strategy ensure that we continue to benefit from the growing customer demand in Asia for the health, protection and savings solutions that we provide.

'In the US, our life business, Jackson, remains focused on providing financial security to increasing numbers of individuals approaching or in retirement, broadening its product range and extending its distribution network. US operating profit decreased by 11 per cent, with higher fee income being more than offset by higher market-related amortisation of acquisition costs and lower spread-based income. Jackson's risk-based capital ratio, which increased from 409 per cent to 458 per cent by year-end, highlights the effectiveness of its risk management and hedging performance in the equity market decline experienced during the fourth quarter.

'M&GPrudential continues to make progress implementing its merger and transformation programme while consolidating its position as one of the leading businesses in the UK & European savings and investment markets. M&GPrudential's total operating profit increased 19 per cent, principally reflecting the benefit from updated longevity assumptions and an 11 per cent increase in the shareholder transfer from the with-profits business, which includes a 30 per cent increase from PruFund.

'The intended demerger of M&GPrudential from Prudential plc will further enhance the strategic focus of both businesses. I am confident that, given the extent of our opportunities and our proven ability to execute and innovate, we are well positioned to continue to grow profitably.'

Summary financials	2018 £m	2017 £m	Change on AER basis	Change on CER basis

Operating profit1	4,827	4,699	3%	6%
Underlying free surplus generated5	4,047	3,640	11%	14%
Life new business profit4	3,877	3,616	7%	11%
IFRS profit after tax9	3,013	2,390	26%	30%
Net cash remittances from business units10	1,732	1,788	(3)%	-

	2018 £bn	2017 £bn	Change on AER basis

IFRS shareholders' funds	17.2	16.1	7%
EEV shareholders' funds	49.8	44.7	11%
Group Solvency II capital surplus7,8	17.2	13.3	29%

Notes
1      In this press release 'operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns. This alternative performance measure is reconciled to IFRS profit for the year in note B1.1 of the IFRS financial statements.
2      Year-on-year percentage increases are stated on a constant exchange rate basis unless otherwise stated.
3      Growth rate on an actual exchange rate basis.
4      New business profit on business sold in the year, calculated in accordance with EEV principles.
5      For insurance operations, underlying free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the period. Restructuring costs are presented separately from the underlying business unit amount. Further information is set out in note 10 of the EEV basis results.
6      Average US separate account balances for the year to 31 December 2018, compared to average balances for the year to 31 December 2017 on a constant exchange rate basis.
7      The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced with-profit funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which for both 2018 and 2017 reflects the approved regulatory position.
8      Estimated before allowing for second interim ordinary dividend.
9      IFRS profit after tax reflects the combined effects of operating results determined on the basis of longer-term investment returns, together with short-term investment variances, results attaching to disposal of businesses and corporate transactions, amortisation of acquisition accounting adjustments and the total tax charge for the year.
10     Net cash remitted by business units are included in the Holding company cash flow, which is disclosed in detail in note II(a) of the Additional unaudited IFRS financial information. This comprises dividends and other transfers from business units that are reflective of emerging earnings and capital generation.

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Chantal Waight	+44 (0)20 7548 3039
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590

Notes to Editors:
a.     The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The results prepared under IFRS form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the amended European Embedded Value Principles dated April 2016 prepared by the European Insurance CFO Forum. The Group's EEV basis results are stated on a post-tax basis and include the post-tax IFRS basis results of the Group's asset management and other operations. Year-on-year percentage increases are stated on a constant exchange rate basis unless otherwise stated. Constant exchange rates are calculated b translating prior year results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

b.     Adjusted IFRS operating profit based on longer-term investment returns is determined on the basis of including longer-term investment returns. EEV and adjusted IFRS operating profit based on longer-term investment returns is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions and gains/losses arising on the disposal of businesses and other corporate transactions including the reinsurance of UK annuity contracts to Rothesay Life in March 2018. Furthermore, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark to market value movement on core borrowings. Separately on the IFRS basis, operating profit also excludes amortisation of accounting adjustments arising principally on the acquisition of REALIC completed in 2012.

c.     Total number of Prudential plc shares in issue as at 31 December 2018 was 2,593,044,409.

d.     A presentation for analysts and investors will be held today at 11.30am (UK time) / 7.30pm (Hong Kong time) in the conference suite at Nomura, 1 Angel Lane, London EC4R 3AB. The presentation will be webcast live and available to replay afterwards using the following link https://www.investis-live.com/prudential/5c73c9a8cad1ac0c00430540/2018-full-year-results

        To register attendance in person please send an email to investor.relations@prudential.co.uk

Alternatively, a dial-in facility will be available to listen to the presentation: please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, ie from 11.00am (UK time) / 7.00pm (Hong Kong time).

Dial-in: 020 3936 2999 (UK Local Call) / +44 20 3936 2999 (International) / 0800 640 6441 (Freephone UK), Participant access code: 082125. Once participants have entered this code their name and company details will be taken.

Playback: +44 (0) 20 3936 3001 (UK and international excluding US) / + 1 845 709 8569 (US only) (Replay code: 275563). This will be available from approximately 3.00pm (UK time) / 11.00pm (Hong Kong time) on 13 March 2019 until 11.59pm (UK time) on 27 March 2019 / 7.59am (Hong Kong time) on 28 March 2019.

e.     2018 Second interim ordinary dividend

Ex-dividend date	28 March 2019 (UK, Ireland, Hong Kong and Singapore)
Record date	29 March 2019
Payment of dividend	17 May 2019 (UK, Ireland and Hong Kong) On or about 24 May 2019 (Singapore and ADR holders)

f.      About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving 26 million customers and it has £657 billion of assets under management (as at 31 December 2018). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

g.     Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, the timing, costs and successful implementation of the demerger of the M&GPrudential business; the future trading value of the shares of Prudential plc and the trading value and liquidity of the shares of the to-be-listed M&GPrudential business following such demerger;future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK's decision to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; disruption to the availability, confidentiality or integrity of Prudential's IT systems (or those of its suppliers); the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' section in this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Summary 2018 financial performance

Financial highlights

Life APE new business sales (APE sales)1
	Actual exchange rate			Constant exchange rate
	2018 £m	2017 £m	Change %	2017 £m	Change %
Asia	3,744	3,805	(2)	3,671	2
US	1,542	1,662	(7)	1,605	(4)
UK and Europe	1,516	1,491	2	1,491	2
Total Group	6,802	6,958	(2)	6,767	1

Life EEV new business profit and investment in new business
	Actual exchange rate						Constant exchange rate
	2018 £m		2017 £m		Change %		2017 £m		Change %
	New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus invested in new business
Asia	2,604	488	2,368	484	10	1	2,282	466	14	5
US	921	225	906	254	2	(11)	874	245	5	(8)
UK and Europe	352	102	342	175	3	(42)	342	175	3	(42)
Total Group	3,877	815	3,616	913	7	(11)	3,498	886	11	(8)

IFRS profit2
	Actual exchange rate			Constant exchange rate
	2018 £m	2017 £m	Change %	2017 £m	Change %
Operating profit before tax based on longer-term investment returns
Asia
Long-term business	1,982	1,799	10	1,727	15
Asset management	182	176	3	171	6
Total	2,164	1,975	10	1,898	14

US
Long-term business	1,911	2,214	(14)	2,137	(11)
Asset management	8	10	(20)	9	(11)
Total	1,919	2,224	(14)	2,146	(11)

UK and Europe
Long-term business	1,138	861	32	861	32
General insurance commission	19	17	12	17	12
Total insurance operations	1,157	878	32	878	32
Asset management	477	500	(5)	500	(5)
Total	1,634	1,378	19	1,378	19

Other income and expenditure	(725)	(775)	6	(769)	6
Total operating profit based on longer-term investment returns before tax and restructuring costs	4,992	4,802	4	4,653	7
Restructuring costs3	(165)	(103)	(60)	(103)	(60)
Total operating profit based on longer-term investment returns before tax	4,827	4,699	3	4,550	6
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business	(558)	(1,563)	64	(1,514)	63
Amortisation of acquisition accounting adjustments	(46)	(63)	27	(61)	25
(Loss) gain on disposal of businesses and corporate transactions	(588)	223	n/a	218	n/a
Profit before tax	3,635	3,296	10	3,193	14
Tax charge attributable to shareholders' returns	(622)	(906)	31	(876)	29
Profit for the year	3,013	2,390	26	2,317	30

Post-tax profit - EEV4
	Actual exchange rate			Constant exchange rate
	2018 £m	2017 £m	Change %	2017 £m	Change %
Post-tax operating profit based on longer-term investment returns
Asia
Long-term business	4,387	3,705	18	3,562	23
Asset management	159	155	3	150	6
Total	4,546	3,860	18	3,712	22

US
Long-term business	2,115	2,143	(1)	2,069	2
Asset management	3	7	(57)	7	(57)
Total	2,118	2,150	(1)	2,076	2

UK and Europe
Long-term business	1,374	1,015	35	1,015	35
General insurance commission	15	13	15	13	15
Total insurance operations	1,389	1,028	35	1,028	35
Asset management	392	403	(3)	403	(3)
Total	1,781	1,431	24	1,431	24

Other income and expenditure	(726)	(746)	3	(740)	2
Post-tax operating profit based on longer-term investment returns before restructuring costs	7,719	6,695	15	6,479	19
Restructuring costs3	(156)	(97)	(61)	(97)	(61)
Post-tax operating profit based on longer-term investment returns	7,563	6,598	15	6,382	19
Non-operating items:
Short-term fluctuations in investment returns	(3,219)	2,111	n/a	2,057	n/a
Effect of changes in economic assumptions	146	(102)	n/a	(91)	n/a
Mark to market value on core structural borrowings	549	(326)	n/a	(326)	n/a
Impact of US tax reform	-	390	n/a	376	n/a
(Loss) gain on disposal of businesses and corporate transactions	(451)	80	n/a	77	n/a
Post-tax profit for the year	4,588	8,751	(48)	8,475	(46)

Basic earnings per share - based on operating profit after tax
	Actual exchange rate			Constant exchange rate
	2018 pence	2017 pence	Change %	2017 pence	Change %
IFRS	156.6	145.2	8	140.4	12
EEV	293.6	257.0	14	248.6	18

Underlying free surplus generated 5
	Actual exchange rate						Constant exchange rate
	2018 £m		2017 £m		Change %		2017 £m		Change %
	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total
Asia	1,012	1,171	923	1,078	10	9	877	1,027	15	14
US	1,416	1,419	1,321	1,328	7	7	1,275	1,282	11	11
UK and Europe	1,175	1,582	895	1,311	31	21	895	1,311	31	21
Total Group before restructuring costs	3,603	4,172	3,139	3,717	15	12	3,047	3,620	18	15
Restructuring costs2	(68)	(125)	(38)	(77)	(79)	(62)	(38)	(77)	(79)	(62)
Total Group	3,535	4,047	3,101	3,640	14	11	3,009	3,543	17	14

Cash remitted by the business units to the Group6
	2018 £m	2017 £m	Change %
Asia	699	645	8
US	342	475	(28)
UK and Europe	654	643	2
Other UK (including Prudential Capital)	37	25	48
Total Group	1,732	1,788	(3)

Cash and capital
	2018	2017	Change %
Dividend per share relating to the reporting year	49.35p	47.0p	5
Holding company cash and short-term investments	£3,236m	£2,264m	43
Group Solvency II capital surplus7,8	£17.2bn	£13.3bn	29
Group Solvency II capital ratio7,8	232%	202%	+30pp

Group shareholders' funds (including goodwill attributable to shareholders)
	2018 £bn	2017 £bn	Change %
IFRS	17.2	16.1	7
EEV	49.8	44.7	11

	2018%	2017%
Return on IFRS shareholders' funds9	25	25
Return on embedded value9	17	17

	2018	2017	Change %
EEV shareholders' funds per share (including goodwill attributable to shareholders)9	1,920p	1,728p	11
EEV shareholders' funds per share (excluding goodwill attributable to shareholders)9	1,856p	1,671p	11

Notes
1      APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the period for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note III of the Additional unaudited IFRS financial information for further explanation.
2      Adjusted IFRS operating profit based on longer-term investment returns is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1 of the IFRS financial statements.
3      Restructuring costs include business transformation and integration costs.
4      The EEV basis results have been prepared in accordance with EEV principles discussed in note 1 of the EEV basis results. See note III of the Additional unaudited IFRS financial information for definition and reconciliation to IFRS balances.
5      For insurance operations, underlying free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the period. Restructuring costs are presented separately from the underlying business unit amount. Further information is set out in note 10 of the EEV basis results.
6      Cash remitted to the Group form part of the net cash flows of the holding company. A full holding company cash flow is set out in note II(a) of the Additional unaudited IFRS financial information. This differs from the IFRS Consolidated Statement of Cash Flows which includes all cash flows relating to both policyholders' and shareholders' funds. The holding company cash flow is therefore a more meaningful indicator of the Group's central liquidity.
7      The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced with-profit funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which for both 2018 and 2017 reflects the approved regulatory position.
8      Estimated before allowing for second interim ordinary dividend.
9      See note III of the Additional unaudited IFRS financial information for definition and reconciliation of IFRS balances.

Group Chief Executive's report

I am pleased to report that we have delivered another year of positive financial performance across the Group. Through the combination of our consistent strategy, our diversified portfolio of businesses and our disciplined execution, we have continued to produce high-quality earnings and deliver consistent returns for our investors and good outcomes for all our stakeholders.

Our purpose is to help people de-risk their lives and deal with their biggest financial concerns. Whether they are starting a family, saving for a child's education or planning for old age, we provide them with the freedom to face the future with confidence through our long-term savings and protection products, retirement income solutions and asset management capabilities. At the same time, we invest our customers' savings in the real economy, helping to drive the cycle of growth and build stronger communities.

We serve this purpose through our clear, consistent strategy, which is focused on long-term structural trends and gives us unrivalled access to the world's largest and fastest-growing markets. In Asia, our distinguished brand, extensive footprint and broad product and distribution reach across 14 markets leaves us well positioned to serve the health, protection and savings needs of the rapidly growing and increasingly affluent population. We are also a leading provider of retirement products in the US, where the number of people aged 65 and older is expected to grow from 55 million in 2020 to 72 million by 20301, and we are continuing to enhance our product set and distribution reach to capture the opportunity in this market. In the UK and Europe, where ageing populations provide growing demand for managed savings solutions, M&GPrudential is transforming itself to meet those needs in new ways. In Africa we are building a presence in one of the world's most under-penetrated insurance markets, with operations in five markets.

We are continuing to develop our product offering and improve our capabilities in order to meet the needs of customers in all these markets. Across our businesses, we are listening to our customers and creating new and better products in response to their changing needs. At the same time, we are constantly upgrading our capabilities, including, by investing in digital technology that enables us to meet our customers' needs more quickly and efficiently.

In March 2018, we announced our intention to demerge M&GPrudential from the Group, in order to create two separately listed companies with distinct investment characteristics and opportunities. After the demerger, our shareholders will have shares in Prudential plc, which will be even better positioned to capture the structural opportunities ahead of us, and M&GPrudential, with greater freedom to deploy its capital where and how it likes to meet the changing needs of customers.

We are making good progress towards the demerger. On the structural side, we have established the holding company for M&GPrudential, and we have completed the first stage of approval from the High Court of England and Wales for the transfer of part of the M&GPrudential annuity book to Rothesay. On the operational side, we are moving forward with separating the functions of the two businesses and building new ones to prepare M&GPrudential for its post-demerger future. We have also raised £1.6 billion of subordinated debt, with substitution clauses to be activated on demerger, supporting the capital rebalancing of the two businesses, and we continue to work with our regulators.

Our financial performance

Our financial performance in 2018 reflects our focus on high quality execution of our strategy, and is again led by our business in Asia.

As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement.

New business profit2 increased by 11 per cent3 to £3,877 million (up 7 per cent on an actual exchange rate basis), driven by the favourable impact of our strategic focus of increasing health and protection sales in Asia, the benefit of higher US interest rates and a resilient performance in the UK and Europe.

Group adjusted IFRS operating profit based on longer-term investment returns4 ('operating profit') was 6 per cent3 higher at £4,827 million (up 3 per cent on an actual exchange rate basis). Operating profit from our Asia life insurance and asset management businesses grew by 14 per cent3, reflecting continued broad-based business momentum across the region and high-quality sales, with over 85 per cent of operating income from our preferred sources of insurance income, fee income and with-profits. In the US, Jackson's total operating profit was 11 per cent3 lower, with higher fee income outweighed by an increase in market-related deferred acquisition costs (DAC) amortisation expense and the anticipated reduction in spread earnings. In the UK and Europe, M&GPrudential's total operating profit was 19 per cent higher than the prior year, which principally reflects the benefit from updated longevity assumptions and an 11 per cent5 increase in the shareholder transfer from the with-profits business, which includes a 30 per cent5 increase from PruFund.

The Group's capital generation is underpinned by our large and growing in-force business portfolio, and focus on profitable business with fast payback of capital invested. Overall, underlying free surplus generation6 increased by 14 per cent3 to £4,047 million and cash remittances to the Group from business units were £1,732 million (2017: £1,788 million). The Group's overall performance supported a 5 per cent increase in the 2018 full year ordinary dividend to 49.35 pence per share.

The Group remains robustly capitalised, with a 2018 year-end shareholder Solvency II cover ratio7,8 of 232 per cent. Over the period, IFRS shareholders' funds increased by 7 per cent to £17.2 billion, reflecting profit after tax of £3,013 million (2017: £2,390 million on an actual exchange rate basis) and other movements that included dividend payments to shareholders of £1,244 million and favourable foreign exchange movements of £348 million. EEV shareholders' funds increased by 11 per cent to £49.8 billion, equivalent to 1,920 pence per share2,9.

In Asia, we have maintained our focus on value, whilst continuing to develop our capabilities and reach, which build scale and enhance quality. Our strategic emphasis on increasing sales from health and protection business has contributed to a 14 per cent3 increase in new business profit in Asia, and also reflected a 2 per cent3 growth in APE sales. Our growth in new business profit was broad-based, with 10 markets delivering double-digit percentage increases3. Our asset management business, Eastspring Investments, has continued to grow, with operating profit up 6 per cent3 to £182 million.

In the US, Jackson remains focused on providing financial security to increasing numbers of individuals approaching or in retirement, broadening its product range and extending its distribution network, including new relationships announced with State Farm, Envestnet and DPL Financial Partners. In 2018, higher charges for deferred acquisition costs amortisation, largely as a result of equity market movements in the year, contributed to Jackson's operating profit being 11 per cent lower. US new business profit increased by 5 per cent, as favourable movements in interest rates and spread assumptions balanced a reduction in APE sales. Jackson's hedging programmes performed as expected in the period of equity market weakness experienced towards the end of 2018, contributing to an increased risk-based capital ratio at year-end of 458 per cent (2017: 409 per cent).

In the UK and Europe, both our life and asset management businesses performed well in 2018, with operating profit 19 per cent higher driven by a number of items that are not expected to recur at the same level including the effect from updated longevity assumptions. Our core PruFund proposition continues to perform well, with net inflows of £8.5 billion and the PruFund contribution to shareholder operating profit increasing 30 per cent to £55 million. New business profit increased by 3 per cent, broadly in line with the increase in APE sales. M&GPrudential asset management saw net outflows of £9.9 billion from external clients, including the expected redemption of a single £6.5 billion low-margin institutional mandate. Overall M&GPrudential assets under management10 were £321 billion (2017: £351 billion), reflecting net outflows at M&GPrudential asset management and the impact of the £12 billion annuity reinsurance agreement announced in March 2018.

Our financial Key Performance Indicators (KPIs) continue to reflect the outcome of the Group's strategy. Our Asia life businesses are driven by growth in our recurring premium base and focus on health and protection business. Elsewhere we are benefiting from our prioritisation of fee-generating products across our Asia asset management, US variable annuity and UK and European savings and investment activities.

A clear and proven strategy

Our clear, proven strategy is key to our long-term positive performance, and is focused on strong and growing opportunities in Asia, the US, the UK and Europe and our nascent markets in Africa.

In Asia, a large and increasingly wealthy population with low levels of insurance and asset management coverage is creating a huge and fast-growing market for our health, protection and savings products. Asia is driving global growth, with average annual GDP growth in our Asia life markets of 10.4 per cent in the decade to 201711, compared with just 1.9 per cent for the rest of the world11. Furthermore, despite potential headwinds, between 2017 and 2023 Asia is expected to deliver 39 per cent of the world's GDP growth11. This is creating a rapidly growing middle class in the Asia region, which is expected to double by 2030 to reach 3.5 billion people12. At the same time, insurance penetration in Asia is just 2.7 per cent of GDP13, compared with 7.2 per cent in the UK13, leaving the region vastly under-insured with an estimated mortality protection gap of US$40 trillion14 and a health and protection gap of US$1.8 trillion15. Similarly, mutual fund penetration in Asia is only 12 per cent16, compared with 96 per cent in the US16, whilst 65 per cent of wealth in Asia is held in cash17. With private financial wealth in the region growing by US$5 trillion per year17, there is considerable latent demand for our savings solutions. These structural drivers of growth are expected to persist for many years to come and create a historic opportunity for us.

We are also developing our businesses in our newer markets in Africa, which is one of the world's most underserved life markets, and where the population is forecast to grow by a billion by 20451. We are now operating in five countries in Africa - Ghana, Kenya, Nigeria, Uganda and Zambia - which will increase further with the announced acquisition of a majority stake in Group Beneficial, and we are excited about the growing opportunities in this dynamic region.

We have a strong and growing opportunity in the US. About 40 million Americans are expected to reach retirement age over the next decade alone. At the same time, 72 per cent of American workers do not have access to a defined benefit retirement plan18. A study conducted by the Insured Retirement Institute and Jackson showed that 80 per cent of Americans think that social security will not provide enough income for retirement19, and the same percentage are willing to pay more for guaranteed lifetime income19. This aligns with our retirement income products, which are designed to help customers avoid running out of money and provide them with a reliable cushion against volatile markets.

In the UK and Europe, notwithstanding the uncertainty related to the UK's intended exit from the European Union, a combination of global trends and competitive advantages is creating a powerful opportunity for M&GPrudential. Those approaching retirement have been looking for new ways to ensure a comfortable future, and since pensions freedoms were introduced in the UK in 2015 that demand has been increasing. At the same time, the total value of household cash deposits in the EU is estimated at €10 trillion20, indicating the scale of the opportunity for asset management in the region. Private assets under management are expected nearly to double between 2017 and 202321. M&GPrudential, which already has established international distribution, a clear focus on customer solutions and a broad-ranging investment capability, is transforming itself to meet this opportunity.

New and better ways to serve customers

We are continuing to improve the way we serve our customers in every part of the world in which we operate. We constantly update our products and our capabilities to ensure that we are fulfilling our purpose and maximising the effect of our strategy.

In Asia, we are continuing to develop and expand our products, distribution capabilities and footprint and to meet the evolving needs of our customers. During 2018, we broadened our product suite to include tailored propositions for the high-net-worth and corporate segments and developed new products for customers with specific needs, such as pre-existing medical conditions. Our distribution capabilities were enhanced by new digital technology and provide a seamless and differentiated customer experience from point of sale through to making a claim. At Eastspring, we also continued to roll out BlackRock's Aladdin system across our markets to improve efficiency. We broadened our reach through new partnerships with leading banks in several markets, including Thailand and the Philippines. Meanwhile, Eastspring consolidated its position as the leading retail asset manager in Asia (excluding Japan) by establishing an on-the-ground presence in China and Thailand. Early in 2019, we also renewed our successful regional strategic alliance with United Overseas Bank (UOB), one of our most successful distribution relationships in South-east Asia, until 2034 and added Vietnam and UOB's digital bank to an existing partnership presence in Singapore, Malaysia, Thailand and Indonesia.

We are also expanding our footprint in our Africa markets. In August 2018, we extended our long-term partnership with Standard Chartered Bank, which has been a huge success in Asia, to Ghana, and in November we signed a long-term exclusive partnership with Zambia National Commercial Bank Plc (Zanaco), Zambia's largest bank, to enable our market-leading products to be offered to more than a million new customers across the country.

In the US, we have a long and durable track record of delivering financial success for our consumers. We are offering new products for fee-based advisers and have launched new versions of our fee-based variable annuities. We are changing the narrative around retirement and lifetime income, demonstrating the value proposition of our products to regulators, investors, policyholders and influential industry figures. In September, we announced our collaboration with the Envestnet Insurance Exchange, to offer our products on its platform. In October, we announced a key distribution partnership with State Farm, further strengthening our market-leading distribution footprint. Early in 2019, we partnered with DPL Financial Partners to provide our protected lifetime solutions to independent registered investment advisers (RIA), providing access to new opportunities in the independent RIA channel.

In the UK and Europe, as M&GPrudential prepares for the demerger, we have been continuing to transform what we do for our customers and how we do it. Our PruFund offering continues to impress customers with its combination of clarity, capital growth and lower volatility. We are investing to transform the experience of our fast-growing digital platform, launched in 2016, to ensure it offers a comprehensive range of solutions for customers. In our investment management business, we continue to develop our private asset capacity and now have £59 billion of private assets under management, making us one of the largest private credit investors in the world, and we are looking to expand our differentiated capabilities across geographies and asset classes. In 2018, M&GPrudential also signed a new partnership with Tata Consultancy Services (TCS), a global leader in IT, business process and digital services, to enhance service for our UK and Europe savings and retirement customers.

Throughout our businesses, we are continuing to develop our digital capabilities. In Asia, such initiatives are enabling us to provide valuable and innovative services to our customers. In August, we announced our exclusive partnership agreement with the UK-based healthcare technology and services company Babylon Health. Through the deployment of cutting-edge artificial intelligence technology, this partnership will offer customers, in up to 12 of our markets in Asia, access to a comprehensive set of digital health tools, complementing Prudential Corporation Asia's existing suite of world-class protection products and strengthening our digital future. Similarly, at Eastspring, our robo-advice platform in Taiwan, in partnership with Alkanza, helps our clients meet their savings goals. We recognise that technology continually evolves and we embrace the possibilities that lie ahead. Our sponsorship of Singapore's FinTech Festival, which in 2018 had more than 400 exhibitors from 35 countries, showcasing the very latest in digital innovation, is testament to this and presents all kinds of partnership possibilities. Indeed, our Singapore business has since partnered with three of the propositions showcased at the event.

Our leadership

In July 2018, we announced that Anne Richards was resigning as Chief Executive of M&G and from the Group's Board. I would like to thank Anne for her contribution to the Group's continued success. In October 2018, we announced that Barry Stowe had decided to retire as Chairman and Chief Executive Officer of Jackson and as an Executive Director of the Group. Barry made an exceptional contribution over his 12 years at the Group, first at our Asia business, which under his leadership grew to become the market-leading operation it is today, and in the US since 2015. Barry has been succeeded at Jackson by Michael Falcon. Formerly CEO of Asia Pacific for JP Morgan Asset Management, Michael has deep expertise and an impressive track record in the industry and is well placed to lead the next phase of our development in North America. We continue to invest in the right people at all levels across the Group.

Delivering value into the future

Our clear strategy, discipline and improving capabilities have enabled us to deliver a broad-based financial performance in 2018, based on a close focus on our core purpose of helping people to de-risk their lives and deal with their biggest financial concerns. In Asia we continue to see a strong runway for the insurance and asset management industries, and our presence, scale and distribution reach position us well to participate strongly in this growth. In the US, we continue to provide Americans with the retirement strategies they need, and we are confident that this will enable us to capture additional growth into the future. In the UK and Europe, we will continue to improve service levels and launch new offerings, and we are making good progress towards the intended demerger of M&GPrudential from the Group, which will result in two distinct businesses that are able to focus more clearly on the opportunities open to us. We have an established track record of delivering important benefits to our customers and profitable growth to our shareholders. I am confident that, post demerger as independent companies, both Prudential plc and M&GPrudential will be positioned to continue to do well in the future.

Notes
1      United Nations, Department of Economic and Social Affairs, Population Division (2017). World Population Prospects: The 2017 Revision. American population reaching retirement age over the next decade is based on 2019 population, aged 55 to 64.
2      Embedded value reporting provides investors with a measure of the future profit streams of the Group. The EEV basis results have been prepared in accordance with EEV principles discussed in note 1 of EEV basis results. See note III of the Additional unaudited IFRS financial information for definition and reconciliation to IFRS balances.
3      Year-on-year percentage increases are stated on a constant exchange rate basis unless otherwise stated.
4      Adjusted IFRS operating profit based on longer-term investment returns is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1 of the IFRS financial statements.
5      Growth rate on an actual exchange rate basis.
6      For insurance operations, underlying free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses it equates to post-tax operating profit for the period. Restructuring costs are presented separately from the underlying business unit amount. Further information is set out in note 10 of the EEV basis results.
7      The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced with-profit funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which for both 2018 and 2017 reflects the approved regulatory position.
8      Estimated before allowing for second interim ordinary dividend.
9      See note III of the Additional unaudited IFRS financial information for definition and reconciliation to IFRS balances.
10     Represents M&GPrudential asset management external funds under management and internal funds included on the M&GPrudential long-term insurance business balance sheet.
11     IMF. 2017 GDP at January 2019 current prices. Asia represents Prudential Corporation Asia's life business footprint.
12     Brookings Institution. Global Economy & Development Working Paper 100. February 2017. 'Asia' represents Asia Pacific.
13     Insurance penetration - Swiss Re Sigma No 3/2018. Insurance penetration calculated as premiums as a percentage of GDP. Asia penetration calculated on a weighted population basis.
14     Swiss Re Mortality Protection Gap Asia Pacific 2018. Represents Prudential Corporation Asia's life business footprint, and use per capita income of working population as the base unit to calculate the size of the gap.
15     Swiss Re Asia's health protection gap: insights for building greater resilience. October 2018. Represents China, India, Japan, Korea, Indonesia, Malaysia, Taiwan, Vietnam, the Philippines, Singapore, Hong Kong and Thailand.
16     Investment Company Institute, industry associations and Lipper.
17     BCG Global Wealth 2017. Navigating the New Client Landscape.
18     U.S. Bureau of Labor Statistics, National Compensation. Survey: Employee Benefits in the United States, March 2017. Workers defined as those employed in private industry and state and local government.
19     The Language of Retirement 2017 - study conducted on behalf of the Insured Retirement Institute and Jackson.
20     Eurostat: Household deposit data.
21     Preqin Future of Alternatives Report, October 2018.

Chief Financial Officer's report on the 2018 financial performance

I am pleased to report that Prudential's financial performance in 2018 reflects our strategic focus on driving growth in high-quality, recurring health and protection and fee business across our geographies, products and distribution channels.

I am encouraged that our financial performance has been accomplished at the same time as the Group has made good progress in the complex preparations for the intended demerger of M&GPrudential from Prudential plc, which we announced in March 2018. We have achieved a number of important milestones, including the reinsurance of £12 billion of UK annuity policies to Rothesay Life, the transfer of the Hong Kong insurance subsidiaries to Prudential Corporation Asia, the issuance of £1.6 billion of substitutable debt as part of the necessary rebalancing of capital across the two businesses, the establishment of a new holding company for M&GPrudential and the transfer of UK operating subsidiaries to that company.

Our financial performance was led by our Asia business which delivered double digit growth in new business profit (up 14 per cent1), adjusted IFRS operating profit based on longer-term investment returns ('operating profit') (up 14 per cent1) and underlying free surplus generation2 (up 14 per cent1). This performance is both broad-based, with 10 markets achieving double-digit growth1 in new business profit, and high-quality, with health and protection new business profit growing by 15 per cent1. Our Asia asset manager, Eastspring, has grown operating profit by 6 per cent amidst a challenging external environment. Our broad-based portfolio of life insurance and asset management businesses, high-quality products with distinctive value-added services and multi-channel strategy ensure that we continue to benefit from the growing customer demand in Asia for health, protection and savings solutions that we provide.

In the US, we saw growth in fee income driven by higher average account balances offset by an increase in market-related deferred acquisition costs (DAC) amortisation and an expected reduction in spread-based revenues, leading to a fall in operating profit of 11 per cent. Jackson's hedge programme performed as expected as equity markets weakened towards the end of 2018 and contributed to an increased risk-based capital ratio of 458 per cent, up from 409 per cent at year-end 2017.

M&GPrudential delivered operating profit of £1,634 million, up 19 per cent (2017: £1,378 million). This included £519 million (2017: £597 million) from our core3 with-profits and annuity business, with the with-profits contribution up 11 per cent to £320 million, offset by lower annuities earnings following the reinsurance of £12 billion4 of liabilities in March 2018. Other operating profits included the benefit of updated longevity assumptions and an insurance recovery on the costs of reviewing internally vesting annuity sales. M&GPrudential remains on track to deliver the announced annual shareholder cost savings of circa £145 million by 2022 for a shareholder investment of circa £250 million.

Sterling weakened over the course of 2018, compared with most of the currencies in our major international markets. However, average exchange rates remained above those in 2017, leading to a negative effect on the translation of the results from non-sterling operations. To aid comparison of underlying progress, we continue to express and comment on the performance trends in our Asia and US operations on a constant exchange rate basis.

The performance of many equity markets was subdued in 2018, and was characterised by higher levels of volatility. The S&P 500 closed the year 6 per cent lower than 2017, the FTSE 100 index was down 12 per cent and the MSCI Asia excluding Japan index down 16 per cent. However, average balances, which have the most material impact on our fee-based earnings during the year, were mostly higher, reflecting the concentration of equity market weakness in the fourth quarter. Long-term yields increased favourably in the US and our larger Asia markets, but were only slightly higher in the UK.

The key financial highlights in 2018 were as follows:

●  New business profit was 11 per cent higher at £3,877 million (7 per cent on an actual exchange rate basis), while APE saleswere up 1 per cent (down 2 per cent on an actual exchange rate basis). In Asia, new business profit increased 14 per cent with improved new business margins primarily reflecting product mix. Jackson's new business profit increased by 5 per cent, primarily reflecting the favourable effect of higher US interest rates. UK and Europe life new business profit grew by 3 per cent, driven by a 2 per cent increase in APE sales, supported by continued demand for products offering access to our PruFund investment proposition.

●  Asset management net outflows of £11.5 billion reflected external net outflows of £9.9 billion (2017: net inflows of £17.3 billion) within M&GPrudential asset management, the majority of which related to the expected redemption of a single, low-margin £6.5 billion institutional mandate, with the remainder reflecting the challenging market environment for equity and fixed income business. Eastspring saw external net outflows, excluding money market funds, of £1.6 billion (2017: net inflows of £3.1 billion on an actual exchange rate basis), also as a result of market conditions.

●  Operating profit was 6 per cent higher at £4,827 million (3 per cent higher on an actual exchange rate basis). Continued business momentum helped grow Asia's operating profit by 14 per cent to £2,164 million and M&GPrudential operating profit was 19 per cent higher, reflecting a number of beneficial impacts, which are not expected to recur at the same level. In the US, operating profit decreased by 11 per cent, as a result of higher market-related DAC amortisation charges.

●  Total IFRS post-tax profit was up 30 per cent at £3,013 million (26 per cent on an actual exchange rate basis) after a £508 million pre-tax loss following the reinsurance of £12 billion4 of UK annuities to Rothesay Life. This increase was driven by Jackson, whose IFRS profit after tax in 2018 was £1,484 million, up from £245 million (£254 million on an actual exchange rate basis) reflecting higher interest rates and gains from Jackson's hedging instruments as equity markets fell towards the end of 2018. Group IFRS shareholders' equity was 7 per cent higher at £17.2 billion.

●  EEV basis operating profit, including embedded value in-force profit, increased 19 per cent (15 per cent on an actual exchange rate basis) to £7,563 million. EEV basis shareholders' equity was up 11 per cent at £49.8 billion.

●  Underlying free surplus generation2, our preferred measure of cash generation, from our life and asset management businesses, increased by 14 per cent to £4,047 million (11 per cent on an actual exchange rate basis), after financing new business growth. This was driven by in-force growth of 10 per cent combined with a lower level of investment in new UK and Europe business as a result of management actions to optimise capital absorption.

●  Group shareholders' Solvency II capital surplus5 was estimated at £17.2 billion at 31 December 2018, equivalent to a cover ratio of 232 per cent6 (31 December 2017: £13.3 billion, 202 per cent). The improvement in the period reflects the continuing strength of the Group's operating capital generation and a net £1.2 billion increase in qualifying debt.

●  Full year ordinary dividend increased by 5 per cent to 49.35 pence per share, reflecting our 2018 performance and our confidence in the future prospects of our businesses.

IFRS profit
	Actual exchange rate			Constant exchange rate
	2018 £m	2017 £m	Change %	2017 £m	Change %
Operating profit before tax based on longer-term investment returns
Asia
Long-term business	1,982	1,799	10	1,727	15
Asset management	182	176	3	171	6
Total	2,164	1,975	10	1,898	14

US
Long-term business	1,911	2,214	(14)	2,137	(11)
Asset management	8	10	(20)	9	(11)
Total	1,919	2,224	(14)	2,146	(11)

UK and Europe
Long-term business	1,138	861	32	861	32
General insurance commission	19	17	12	17	12
Total insurance operations	1,157	878	32	878	32
Asset management	477	500	(5)	500	(5)
Total	1,634	1,378	19	1,378	19

Other income and expenditure	(725)	(775)	6	(769)	6
Total operating profit based on longer-term investment returns before tax and restructuring costs	4,992	4,802	4	4,653	7
Restructuring costs	(165)	(103)	(60)	(103)	(60)
Total operating profit based on longer-term investment returns before tax	4,827	4,699	3	4,550	6
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business	(558)	(1,563)	64	(1,514)	63
Amortisation of acquisition accounting adjustments	(46)	(63)	27	(61)	25
(Loss) gain on disposal of businesses and corporate transactions	(588)	223	n/a	218	n/a
Profit before tax	3,635	3,296	10	3,193	14
Tax charge attributable to shareholders' returns	(622)	(906)	31	(876)	29
Profit for the year	3,013	2,390	26	2,317	30

IFRS earnings per share
	Actual exchange rate			Constant exchange rate
	2018 pence	2017 pence	Change %	2017 pence	Change %
Basic earnings per share based on operating profit after tax	156.6	145.2	8	140.4	12
Basic earnings per share based on total profit after tax	116.9	93.1	26	90.0	30

Adjusted IFRS operating profit based on longer-term investment returns (operating profit)
2018 total operating profit increased by 6 per cent (3 per cent on an actual exchange rate basis) to £4,827 million.

Asia total operating profit of £2,164 million was 14 per cent higher than the previous year (10 per cent on an actual exchange rate basis). Operating profit from life insurance operations increased 15 per cent to £1,982 million (10 per cent on an actual exchange rate basis), reflecting the continued growth of our in-force book of recurring premium business, with renewal insurance premiums7 reaching £12,856 million (2017: £11,087 million). Insurance margin was up 15 per cent, driven by our continued focus on health and protection business, now contributing to 70 per cent of Asia life insurance revenues8 (2017: 68 per cent). At a market level, growth was led by Hong Kong up 33 per cent, Singapore 22 per cent and China 20 per cent respectively. Eastspring's operating profit increased by 6 per cent (up 3 per cent on an actual exchange rate basis) to £182 million reflecting 4 per cent revenue growth which, combined with positive operating leverage, resulted in an improvement in the cost-income ratio7 to 55 per cent (2017: 56 per cent on an actual exchange rate basis).

US total operating profit at £1,919 million decreased by 11 per cent (14 per cent on an actual exchange rate basis). Higher fee income was more than offset by higher market-related DAC amortisation and lower spread-based income. Although equity markets declined in the fourth quarter, average separate account balances were above the prior year, given positive net inflows which supported higher levels of fee income. The higher market-related DAC amortisation arises mainly from £194 million acceleration of amortisation compared with £83 million favourable deceleration in 2017 (on a constant exchange rate basis), leading to an adverse year-on-year movement of £277 million. Excluding the acceleration and deceleration in 2018 and 2017, operating profit in 2018 would have been 2 per cent higher than 2017 on a constant exchange rate basis. The variability in DAC from year-on-year is dependent on separate account return and its interaction with the mean reversion formula applied by Jackson when determining the amortisation charge for the year. In the current year the dominant factors driving this calculation have been the equity market falls in 2018 (whereas 2017 saw equity market rises). Spread-based income decreased 20 per cent (22 per cent on an actual exchange rate basis), as anticipated, reflecting the impact of lower yields on our fixed annuity portfolio and a reduced contribution from asset duration swaps. While we expect these effects to continue to compress spread margins, the continued upwards movements in US reinvestment yields may help to reduce the speed of the decline.

UK and Europe total operating profit was 19 per cent higher at £1,634 million. Life insurance operating profit increased by 32 per cent to £1,138 million (2017: £861 million). Within this total, the contribution from our core3 with-profits and in-force annuity business was £519 million (2017: £597 million), including an increased transfer to shareholders from the with-profits funds of £320 million (2017: £288 million) and within this, a 30 per cent increase in the contribution from PruFund business of £55 million. Earnings from our core3 annuities business were lower, reflecting the reinsurance of £12 billion of annuity liabilities to Rothesay Life in March 2018. The balance of the life insurance result reflects the contribution from other elements which are not expected to recur at the same level. This includes the favourable impact of longevity assumption changes, contributing £441 million (2017: £204 million) relating to changes to annuitant mortality assumptions reflecting recent mortality trends, which have shown a slowdown in life expectancy improvements in recent periods, and the adoption of the Continuous Mortality Investigation (CMI) 2016 model (2017: adoption of 2015 model). The result also includes a £166 million insurance recovery, related to the costs of reviewing internally vesting annuities sold without advice after July 2008. Profits from management actions of £58 million were broadly offset by a provision of £55 million for the cost of equalising guaranteed minimum pension benefits on products sold by the UK insurance business, following a High Court ruling in October which applied across the UK life insurance industry.

Asset management operating profit decreased 5 per cent to £477 million, largely reflecting a normalisation of performance fees to £15 million, compared with a particularly high contribution of £53 million in the prior year. Excluding the contribution of performance fees, operating profit was 3 per cent higher. This reflects both the higher average level of funds managed by M&G (up from £275.9 billion in 2017 to £276.6 billion in 2018) and a higher revenue margin9 of 40 basis points (2017: 37 basis points). Operating profit is after charges of £27 million incurred in preparing the business for the UK's proposed exit from the European Union, including the migration of fund assets to our Luxembourg-domiciled SICAV platform. The cost-income ratio7 of 59 per cent remains broadly in line with the prior year (2017: 58 per cent).

Life insurance profit drivers
We track the progress that we make in growing our life insurance business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each period these increase as we write new business and collect regular premiums from existing customers and decrease as we pay claims and policies mature. These policyholder liabilities contribute, for example, to our ability to earn fees on the unit-linked element and indicates the scale of the insurance element, another key source of profitability for the Group.

Shareholder-backed policyholder liabilities and net liability flows10
	2018 £m				2017 £m
	Actual exchange rate				Actual exchange rate
	At 1 January	Net liability flows11	Market and other movements	At 31 December	At 1 January	Net liability flows11	Market and other movements	At 31 December
Asia	37,402	3,251	(56)	40,597	32,851	2,301	2,250	37,402
US	180,724	(213)	5,089	185,600	177,626	3,137	(39)	180,724
UK and Europe	56,367	(2,774)	(12,833)	40,760	56,158	(2,721)	2,930	56,367
Total Group	274,493	264	(7,800)	266,957	266,635	2,717	5,141	274,493

Focusing on business supported by shareholder capital, which generates the majority of the life profit, in 2018 net flows into our businesses were overall positive at £0.3 billion driven by our Asian operations. In the US, net outflows were £0.2 billion with positive separate account net inflows of £1.1 billion being more than offset by general account net outflows of £1.3 billion, as a result of higher surrenders as the portfolio develops. In the UK and Europe, the net outflows principally reflect the run-off of the in-force annuity portfolio following our effective withdrawal from selling new annuity business. Market and other movements have reduced shareholder-back liabilities by £7.8 billion. This includes the removal of £10.9 billion4 of UK annuity liabilities, representing the portion of the £12 billion4reinsured liabilities that will be subject to a Part VII transfer to Rothesay Life, following their reclassification as held for sale, offset by additions of £4.1 billion in Jackson as a result of the agreement in November 2018 to reinsure a portfolio of business from John Hancock. The remaining £1.0 billion primarily reflects the effects of negative investment markets offset by currency effects as sterling weakened over the period. In total, business flows and market movements have decreased shareholder-backed policyholder liabilities from £274.5 billion to £267.0 billion.

Policyholder liabilities and net liability flows in with-profits business10,12
	2018 £m				2017 £m
	Actual exchange rate				Actual exchange rate
	At 1 January	Net liability flows11	Market and other movements	At 31 December	At 1 January	Net liability flows11	Market and other movements	At 31 December
Asia	36,437	5,165	564	42,166	29,933	4,574	1,930	36,437
UK and Europe	124,699	3,209	(3,779)	124,129	113,146	3,457	8,096	124,699
Total Group	161,136	8,374	(3,215)	166,295	143,079	8,031	10,026	161,136

Policyholder liabilities in our with-profits business have increased by 3 per cent to £166.3 billion reflecting the popularity of our participating funds in Asia and PruFund in the UK, as consumers seek protection from some of the short-term ups and downs of direct stock market investments by using an established smoothing process. Across our Asia and UK and Europe operations, net liability flows increased to £8.4 billion. As returns from these funds are smoothed and shared with customers, the emergence of shareholder profit is more gradual. This business, nevertheless, remains an important source of future shareholder value.

Analysis of long-term insurance business pre-tax adjusted IFRS operating profit based on longer-term investment returns by driver
	Actual exchange rate						Constant exchange rate
	2018			2017			2017
	Operating profit £m	Average liability £m	Margin bps	Operating profit £m	Average liability £m	Margin bps	Operating profit £m	Average liability £m	Margin bps
Spread income	899	85,850	105	1,122	88,908	126	1,090	87,553	124
Fee income	2,711	175,443	155	2,609	166,839	156	2,518	162,267	155
With-profits	391	147,318	27	347	136,474	25	345	136,496	25
Insurance margin	2,480			2,302			2,223
Margin on revenues	2,254			2,287			2,210
Expenses:
Acquisition costs*	(2,319)	6,802	(34)%	(2,443)	6,958	(35)%	(2,364)	6,767	(35)%
Administration expenses	(2,413)	265,597	(91)	(2,305)	261,114	(88)	(2,231)	255,313	(87)
DAC adjustments	216			505			490
Expected return on shareholder assets	242			234			228
	4,461			4,658			4,509
Other items**	570			216			216
Long-term business adjusted IFRS operating profit based on longer-term investment returns	5,031			4,874			4,725
*      The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. The acquisition costs include only those relating to shareholders backed business.
**    Other items includes share of related tax charges from joint ventures and associate and other items considered non-core to the UK and Europe business, see note I(a) of the Additional unaudited IFRS financial information.

We continue to maintain our preference for high-quality sources of income such as insurance margin from life and health and protection business, and fee income. We favour insurance margin because it is relatively insensitive to the equity and interest rate cycle and prefer fee income to spread income because it is more capital-efficient. In line with this approach, on a constant exchange rate basis, insurance margin has increased by 12 per cent (up 8 per cent on an actual exchange rate basis) and fee income by 8 per cent (up 4 per cent on an actual exchange rate basis), while as anticipated, spread income decreased by 18 per cent (down 20 per cent on an actual exchange rate basis). Administration expenses increased to £2,413 million (2017: £2,231 million) as the business continues to expand in Asia, alongside higher asset-based commissions within the US business, which are treated as an administrative expense in this analysis.

Asset management profit drivers
Movements in asset management operating profit are also influenced primarily by changes in the scale of these businesses, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations.

Asset management external funds under management13,14
	2018 £m				2017 £m
	Actual exchange rate				Actual exchange rate
	At 1 January	Net flows	Market and other movements	At 31 December	At 1 January	Net flows	Market and other movements	At 31 December
UK and Europe	163,855	(9,915)	(6,994)	146,946	136,763	17,337	9,755	163,855
Asia15	46,568	(1,586)	4,473	49,455	38,042	3,141	5,385	46,568
Total asset management	210,423	(11,501)	(2,521)	196,401	174,805	20,478	15,140	210,423

Total asset management (including MMF)	219,740	(10,001)	(1,736)	208,003	182,519	21,973	15,248	219,740

M&GPrudential's external asset management net outflows were £9.9 billion (2017: net inflows of £17.3 billion) driven by the expected redemption of a single £6.5 billion low-margin institutional mandate, and net outflows from wholesale and direct clients from bond and equity classes in volatile financial markets. This was partially offset by inflows into multi-asset wholesale offerings and other institutional business products, including public debt and illiquid credit strategies. Internal life insurance assets under management were £174.3 billion (2017: £186.8 billion) benefiting from PruFund net flows of £8.5 billion, offset by the effect of the £12 billion4 annuities reinsurance and lower equity market levels. As a result, total M&GPrudential assets under management16 reduced to £321.2 billion (2017: £350.7 billion).

Eastspring’s external assets under management, excluding money market funds, increased by 6 per cent (on an actual exchange rate basis) to £49.5 billion, reflecting the acquisition of TMB Asset Management, which added £9 billion, offset by client outflows and adverse market movements. Higher internal assets under management, driven by inflows into the life business and money market funds, lifted Eastspring’s total assets under management to £151.3 billion.

Other income and expenditure and restructuring costs
Other income and expenditure consists of interest payable on core structural borrowings, corporate expenditure and other income. These items, together with restructuring costs, increased 2 per cent to a net charge of £890 million (2017: £872 million). This reflects higher restructuring costs of £165 million (2017: £103 million), partly offset by a lower interest expense. Restructuring costs include investment spend of £99 million in relation to M&GPrudential merger and transformation bringing the cumulative cost to £143 million, on an IFRS basis, since the project began. Other restructuring costs relate to efficiency and change programmes across the Group, for example the rationalisation of US locations in 2018.

IFRS basis non-operating items

Non-operating items consist of short-term fluctuations in investment returns on shareholder-backed business of negative £558 million (2017: negative £1,514 million), the results attaching to disposal of businesses of negative £588 million (2017: positive £218 million), and the amortisation of acquisition accounting adjustments of negative £46 million (2017: negative £61 million) arising mainly from the REALIC business acquired by Jackson in 2012. The loss related to the disposal of businesses relates primarily to the £508 million pre-tax loss following the reinsurance of £12 billion4 UK annuities to Rothesay Life in March 2018.

Short-term fluctuations in investment returns on shareholder-backed business are discussed further below.

IFRS basis short-term fluctuations in investment returns on shareholder-backed business
Operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns.

In 2018, the total short-term fluctuations in investment returns on shareholder-backed business were negative £558 million (2017: negative £1,563 million on an actual exchange rate basis) and comprised negative £512 million (2017: negative £1 million on an actual exchange rate basis) for Asia, negative £100 million (2017: negative £1,568 million on an actual exchange rate basis) in the US, positive £34 million (2017: negative £14 million on an actual exchange rate basis) in the UK and Europe and positive £20 million (2017: positive £20 million on an actual exchange rate basis) in other operations.

Rising interest rates in many territories in Asia led to unrealised bond losses in the period. In the US, lower equity market levels, alongside higher interest rate levels, as expected, resulted in gains on equity hedge instruments which are designed to protect Jackson's capital position, balanced by higher technical reserve requirements.

IFRS basis effective tax rates
In 2018, the effective tax rate on operating profit was 16 per cent (2017: 21 per cent), reflecting the reduction in the US federal tax rate from 35 per cent in 2017 to 21 per cent in 2018.

The 2018 effective tax rate on the total IFRS profit was 17 per cent (2017: 14 per cent after excluding the one-off impact of the re-measurement of US deferred tax balances, following the enactment in December 2017 of tax reform in the US). The increase in the 2018 effective tax rate reflects non-tax deductible investment losses in Asia operations.

The main driver of the Group's effective tax rate is the relative mix of the profits between jurisdictions with higher tax rates (such as Indonesia and Malaysia), jurisdictions with lower tax rates (such as Hong Kong and Singapore), and jurisdictions with rates in between (such as the UK and the US).

Total tax contribution
The Group continues to make significant tax contributions in the jurisdictions in which it operates, with £2,839 million remitted to tax authorities in 2018. This was similar to the equivalent amount of £2,903 million remitted in 2017.

Tax strategy
In May 2018, the Group published its updated tax strategy which, in addition to complying with the mandatory UK (Finance Act 2016) requirements, also included a number of additional disclosures, including a breakdown of revenues, profits and taxes for all jurisdictions where more than £5 million tax was paid. This disclosure was included as a way of demonstrating that our tax footprint (ie where we pay taxes) is consistent with our business footprint. An updated version of the tax strategy, including 2018 data, will be available on the Group's website before 31 May 2019.

New business performance

Life EEV new business profit and APE new business sales (APE sales)
	Actual exchange rate						Constant exchange rate
	2018 £m		2017 £m		Change %		2017 £m		Change %
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit
Asia	3,744	2,604	3,805	2,368	(2)	10	3,671	2,282	2	14
US	1,542	921	1,662	906	(7)	2	1,605	874	(4)	5
UK and Europe	1,516	352	1,491	342	2	3	1,491	342	2	3
Total Group	6,802	3,877	6,958	3,616	(2)	7	6,767	3,498	1	11

Life insurance new business profit was up 11 per cent (7 per cent on an actual exchange rate basis) to £3,877 million, and life insurance new business APE sales increased by 1 per cent (decreased by 2 per cent on an actual exchange rate basis) to £6,802 million, including an increase of 4 per cent during the second half of 2018 compared with the second half of 2017, led by 8 per cent growth in Asia.

In Asia, new business profit was 14 per cent higher at £2,604 million (10 per cent on an actual exchange rate basis), benefiting from pricing actions and our strategic focus on health and protection sales. This growth was also supported by increasing sales momentum, with APE growth of 8 per cent during the second half of 2018 compared with the second half of 2017.

Our focus on quality is undiminished, with regular premium contracts accounting for 94 per cent of APE sales as well as the mix of health and protection products increasing to 28 per cent of APE sales. Overall, new business profit from health and protection products was 15 per cent higher and contributed 70 per cent of the total in Asia. This favourable mix provides a high level of recurring income and an earnings profile that is significantly less correlated to investment markets.

The performance remains broad-based, with 10 markets delivering double-digit percentage growth in new business profit. In Hong Kong, new business profit increased by 17 per cent, driven largely by our ongoing focus on increasing health and protection sales, particularly those with more comprehensive coverage. Hong Kong APE sales increased by 3 per cent overall, with higher sales levels from Mainland China visitors to Hong Kong driving positive momentum over the course of the year, culminating in APE sales growth of 18 per cent in the discrete fourth quarter. In China, new business profit increased by 14 per cent, reflecting positive product mix effects, and APE sales growth of 27 per cent in the fourth quarter. In Singapore, new business profit increased by 15 per cent on higher APE sales (up 5 per cent), driven by our agency and bancassurance channels, pricing actions and favourable product mix shifts. Growth in new business profit in Thailand (up 75 per cent), Vietnam (up 29 per cent) and Malaysia (up 13 per cent) reflects our value focus and favourable shifts in product mix. Our Indonesia business continues to experience challenging conditions which, compounded by the adverse impact of higher yields, drove new business profit lower by 23 per cent. Despite these headwinds, we are investing in the business to strengthen our distribution capabilities, upgrading our systems and refreshing our product propositions to meet customer needs.

In the US, new business profit increased by 5 per cent to £921 million (up 2 per cent on an actual exchange rate basis) as a 4 per cent reduction in new APE sales was more than balanced by the favourable effect of higher interest rates and spread assumption changes compared with the prior period.

In our UK and Europe life business, new business profit increased to £352 million, up 3 per cent supported by 2 per cent growth in APE sales. New sales continue to be driven by the popular PruFund proposition with APE sales up 3 per cent. Reflecting this performance, total PruFund assets under management of £43 billion as at 31 December 2018 were 20 per cent higher than at the start of the year, driven by positive net flows of £8.5 billion.

Free surplus generation2
	Actual exchange rate			Constant exchange rate
	2018 £m	2017 £m	Change %	2017 £m	Change %
Free surplus generation
Asia	1,659	1,562	6	1,493	11
US	1,644	1,582	4	1,527	8
UK and Europe	1,684	1,486	13	1,486	13
Underlying free surplus generated from in-force life business and asset management before restructuring costs	4,987	4,630	8	4,506	11
Restructuring costs	(125)	(77)	(62)	(77)	(62)
Underlying free surplus generated from in-force life business and asset management	4,862	4,553	7	4,429	10
Investment in new business	(815)	(913)	11	(886)	8
Underlying free surplus generated	4,047	3,640	11	3,543	14
Market related movements, timing differences and other non-operating movements	(1,282)	(1,012)
Profit attaching to corporate transactions	283	172
Net cash remitted by business units	(1,732)	(1,788)
Total movement in free surplus	1,316	1,012
Free surplus at end of year	8,894	7,578

Free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and is based on the capital regimes that apply locally in the various jurisdictions, in which our life businesses operate. For life insurance operations, it represents amounts maturing from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax operating profit for the period.

We drive free surplus generation by targeting markets and products that have low capital strain, high-return and fast payback profiles and by delivering both good service and value to improve customer retention. Our ability to generate both growth and cash is a distinctive feature of Prudential.

In 2018, underlying free surplus generation from our life insurance and asset management business, before investment in new business, increased by 10 per cent to £4,862 million (increased by 7 per cent on an actual exchange rate basis), reflecting increased contributions from all our businesses. In Asia, growth in the in-force life portfolio, combined with post-tax asset management profit from Eastspring, contributed to free surplus generation of £1,659 million, up 11 per cent. In the US, in-force free surplus generation increased by 8 per cent reflecting higher in-force values. In the UK and Europe, in-force free surplus generation increased by 13 per cent to £1,684 million, including the positive impact of longevity assumption changes and the £138 million post-tax insurance recovery for the costs of the UK review of past non-advised annuity sales practices and related potential redress. In 2017 free surplus was reduced by an increase in the related provision of £187 million to cover such costs.

Although new business profit increased by 11 per cent, the amount of free surplus invested in writing new life business in the period was lower at £815 million (2017: £886 million) primarily reflecting lower sales in the US and measures taken to optimise capital absorption in the UK and Europe.

After funding cash remittances from the business units to the Group, recognition of the profit attaching to the disposal of businesses, and other movements, which includes market movements, the closing value of free surplus in our life and asset management operations was £8.9 billion at 31 December 2018.

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of capital in business opportunities.

Business unit remittance17
	Actual exchange rate
	2018 £m	2017 £m
Net cash remitted by business units:
Asia	699	645
US	342	475
UK and Europe	654	643
Other UK (including Prudential Capital)	37	25
Net cash remitted by business units	1,732	1,788
Holding company cash at 31 December	3,236	2,264

Cash remitted to the Group by business units in 2018 amounted to £1,732 million, driven by higher remittances from Asia, demonstrating the quality and scale of its growth. Jackson made remittances of £342 million, although lower than the prior period. The remittance from M&GPrudential of £654 million was 2 per cent higher than the combined remittance in 2017, with an increase in the with-profits transfer from £215 million in 2017 to £233 million in 2018.

Cash remitted to the Group in 2018 was used to meet central costs of £430 million (2017: £470 million) and pay the 2017 second interim and 2018 first interim dividends. As well as these movements were corporate activities and other cash flows of positive £914 million (2017: negative £521 million), primarily driven by net debt issuance of £1.2 billion within the year. This led to holding company cash increasing from £2,264 million to £3,236 million over 2018.

Post-tax profit - EEV
	Actual exchange rate			Constant exchange rate
	2018 £m	2017 £m	Change %	2017 £m	Change %
Post-tax operating profit based on longer-term investment returns
Asia
Long-term business	4,387	3,705	18	3,562	23
Asset management	159	155	3	150	6
Total	4,546	3,860	18	3,712	22

US
Long-term business	2,115	2,143	(1)	2,069	2
Asset management	3	7	(57)	7	(57)
Total	2,118	2,150	(1)	2,076	2

UK and Europe
Long-term business	1,374	1,015	35	1,015	35
General insurance commission	15	13	15	13	15
Total insurance operations	1,389	1,028	35	1,028	35
Asset management	392	403	(3)	403	(3)
Total	1,781	1,431	24	1,431	24

Other income and expenditure	(726)	(746)	3	(740)	2
Post-tax operating profit based on longer-term investment returns before restructuring costs	7,719	6,695	15	6,479	19
Restructuring costs	(156)	(97)	(61)	(97)	(61)
Post-tax operating profit based on longer-term investment returns	7,563	6,598	15	6,382	19
Non-operating items:
Short-term fluctuations in investment returns	(3,219)	2,111	n/a	2,057	n/a
Effect of changes in economic assumptions	146	(102)	n/a	(91)	n/a
Mark to market value on core structural borrowings	549	(326)	n/a	(326)	n/a
Impact of US tax reform	-	390	n/a	376	n/a
(Loss) gain on disposal of businesses and corporate transactions	(451)	80	n/a	77	n/a
Post-tax profit for the year	4,588	8,751	(48)	8,475	(46)

Earnings per share - EEV
	Actual exchange rate			Constant exchange rate
	2018 pence	2017 pence	Change %	2017 pence	Change %
Basic earnings per share based on post-tax operating profit	293.6	257.0	14	248.6	18
Basic earnings per share based on post-tax total profit	178.1	340.9	(48)	330.2	(46)

EEV operating profit
On an EEV basis, Group post-tax operating profit based on longer-term investment return increased by 19 per cent (up 15 per cent on an actual exchange rate basis) to £7,563 million in 2018.

EEV operating profit includes new business profit from the Group's life business, which increased by 11 per cent (up 7 per cent on an actual exchange rate basis) to £3,877 million. It also includes in-force life business profit of £3,999 million, which was 27 per cent higher than prior year (up 23 per cent on an actual exchange rate basis), primarily reflecting the growth in our in-force business and higher interest rates. This is most evident in the profit from the unwind of the in-force business, which was 22 per cent higher at £2,573 million. Experience and assumption changes were positive at £1,426 million (2017: £1,044 million), reflecting the continuing performance of our in-force policies.

In Asia, EEV life operating profit was up 23 per cent to £4,387 million, driven by 14 per cent growth in new business profit and 39 per cent growth in in-force profit, reflecting the growth of the in-force business and positive assumption changes and experience variances, as a result of the high quality of the existing portfolio.

Jackson's EEV life operating profit was up 2 per cent to £2,115 million. This reflects a 5 per cent increase in new business profit to £921 million and higher expected returns from the in-force business due to prior period growth and higher interest rates, partially offset by a reduced level of favourable assumption changes and experience variances.

In the UK and Europe, EEV life operating profit increased by 35 per cent to £1,374 million (2017: £1,015 million). This was as a result of a 3 per cent increase in new business profit, and higher in-force profit which included a £330 million benefit from revisions to longevity assumptions and a £138 million insurance recovery related to the costs of reviewing past annuity sales after 1 July 2008, for which a provision of £187 million had been charged in the prior period.

EEV non-operating items
Negative short-term fluctuations of £3,219 million primarily reflect lower than expected returns on equities and other investments held by the Group's US separate accounts and by the with-profits and unit-linked funds businesses in Asia and the UK. These negative effects have been partly offset by gains on equity derivatives held by the US business to manage market exposures arising from the guarantees provided on its annuity products.

Offsetting short-term fluctuations is a £146 million benefit from economic assumption changes, principally reflecting the impact of higher interest rates on the projected future fund growth rates for certain businesses written in Hong Kong and Singapore and the variable annuity business in the US. These projected higher growth rates increase fund values for policyholders and hence profitability for shareholders.

The loss attaching to corporate transactions of £451 million primarily relates to the reinsurance of the shareholder annuity portfolio to Rothesay Life. A more detailed explanation of this and other corporate transactions occurring in the period are set out in note 17 of the EEV financial statements.

Capital position, financing and liquidity

Capital position

Analysis of movement in Group shareholder Solvency II surplus18
	2018 £bn	2017 £bn
Solvency II surplus at 1 January	13.3	12.5
Operating experience	4.2	3.6
Non-operating experience (including market movements)	(1.2)	(0.6)
M&GPrudential transactions (see below)	0.4	-
Other capital movements:
Net subordinated debt issuance (redemption)	1.2	(0.2)
Foreign currency translation impacts	0.5	(0.7)
Dividends paid	(1.2)	(1.2)
Model changes	-	(0.1)
Estimated Solvency II surplus at 31 December	17.2	13.3

The high quality and recurring nature of our operating capital generation and our disciplined approach to managing balance sheet risk has resulted in an increase in the Group's shareholders' Solvency II capital surplus5 which is estimated at £17.2 billion at 31 December 2018 (equivalent to a solvency ratio of 232 per cent6), compared with £13.3 billion (202 per cent) at 31 December 2017. The increase in surplus was driven by operating capital formation of £4.2 billion and a £1.2 billion net increase in subordinated debt, offset by dividends to shareholders of £1.2 billion.

Local statutory capital
All of our subsidiaries continue to hold appropriate capital levels on a local regulatory basis. In the UK and Europe, at 31 December 2018 The Prudential Assurance Company Limited and its subsidiaries had an estimated Solvency II shareholder surplus19 of £3.7 billion (equivalent to a cover ratio of 172 per cent), reflecting the impact from the reinsurance of £12 billion of annuity liabilities and the transfer of the Group's Hong Kong insurance subsidiaries. The UK with-profits surplus20 is estimated at £5.5 billion (equivalent to a cover ratio of 231 per cent). In the US, operational capital formation and the strong performance of our hedging programme as equity markets weakened during the fourth quarter of 2018 more than offset remittances to Group and a 35 percentage point ratio impact from the incorporation of tax reform into the statutory capital requirement, resulting in a risk-based capital ratio of 458 per cent (2017: 409 per cent).

Debt portfolio
The Group continues to maintain a high-quality defensively positioned debt portfolio. Shareholders' exposure to credit is concentrated in the UK and Europe annuity portfolio and the US general account, mainly attributable to Jackson's fixed annuity portfolio. The credit exposure is well diversified and 98 per cent of our UK and Europe portfolio and 96 per cent of our US portfolio are investment grade21. During 2018, default losses were minimal and reported impairments across the UK and US portfolios were £4 million (2017: £2 million).

Financing and liquidity

Shareholders' net core structural borrowings and ratings
	2018 £m			2017 £m
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
Total borrowings of shareholder-financed businesses	7,664	183	7,847	6,280	743	7,023
Less: Holding company cash and short-term investments	(3,236)	-	(3,236)	(2,264)	-	(2,264)
Net core structural borrowings of shareholder-financed businesses	4,428	183	4,611	4,016	743	4,759
Gearing ratio*	20%			20%

*  Net core structural borrowings as proportion of IFRS shareholders' funds plus net debt, as set out in note III of the Additional unaudited IFRS financial information.

The Group had central cash resources of £3.2 billion at 31 December 2018 (31 December 2017: £2.3 billion). Total core structural borrowings increased by £1.4 billion, from £6.3 billion to £7.7 billion, mainly as a result of the capital rebalancing process related to the intended demerger of M&GPrudential. This involved the redemption of US$550 million (equivalent to £432 million at 31 December 2018) 7.75 per cent tier 1 perpetual subordinated debt in December 2018 being more than offset by the issue of US$500 million (£374 million at 31 December 2018) 6.5 per cent tier 2 substitutable subordinated notes, £500 million 6.25 per cent tier 2 substitutable subordinated notes and £750 million 5.625 per cent tier 2 substitutable subordinated notes in October 2018.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group also has access to funding via the money markets and has in place an unlimited global commercial paper programme. As at 31 December 2018, we had issued commercial paper under this programme totalling US$599 million, to finance non-core borrowings.

Prudential's holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities provided by 19 major international banks, expiring in 2023. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2018. The medium-term note programme, the US shelf programme (platform for issuance of SEC registered public bonds in the US market), the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company, and are intended to maintain a flexible funding capacity.

Shareholders' funds
	IFRS		EEV
	2018 £m	2017 £m	2018 £m	2017 £m
Profit after tax for the year22	3,010	2,389	4,585	8,750
Exchange movements, net of related tax	348	(409)	1,706	(2,045)
Cumulative exchange gain of Korea life business recycled to profit and loss account	-	(61)	-	-
Unrealised gains and losses on Jackson fixed income securities classified as available for sale23	(1,083)	486	-	-
Dividends	(1,244)	(1,159)	(1,244)	(1,159)
Mark to market value movements on Jackson assets backing surplus and required capital	-	-	(95)	40
Other	131	175	132	144
Net increase in shareholders' funds	1,162	1,421	5,084	5,730
Shareholders' funds at 1 January	16,087	14,666	44,698	38,968
Shareholders' funds at 31 December	17,249	16,087	49,782	44,698
Shareholders' value per share 7	665p	622p	1,920p	1,728p
Return on shareholders' funds7	25%	25%	17%	17%

Group IFRS shareholders' funds at 31 December 2018 increased by 7 per cent to £17.2 billion (31 December 2017: £16.1 billion on an actual exchange rate basis), driven by the strength of the operating result, offset by dividend payments of £1,244 million. During the period, UK sterling has weakened relative to the US dollar and various Asian currencies. With approximately 51 per cent of the Group's IFRS net assets (74 per cent of the Group's EEV net assets) denominated in non-sterling currencies, this generated a positive exchange rate movement on the net assets in the period. In addition, the increase in US long-term interest rates between the start and the end of the reporting period produced unrealised losses on fixed income securities held by Jackson accounted through other comprehensive income.

The Group's EEV basis shareholders' funds also increased by 11 per cent to £49.8 billion (31 December 2017: £44.7 billion on an actual exchange rate basis), On a per share basis the Group's embedded value at 31 December 2018 equated to 1,920 pence, up from 1,728 pence at 31 December 2017.

Corporate transactions

Intention to demerge the Group's UK and Europe businesses and reinsurance of £12.0 billion4 UK annuity portfolio
The Group is making good progress on its previously announced intention to demerge its UK and Europe businesses from Prudential plc, resulting in two separately listed companies. The Group has transferred legal ownership of The Prudential Assurance Company Limited (PAC) and M&G Group Limited to the new holding company for M&GPrudential, and completed the transfer of the legal ownership of its Hong Kong insurance subsidiaries from PAC to Prudential Corporation Asia Limited in December 2018.

In March 2018, M&GPrudential reinsured £12.0 billion (as at 31 December 2017) of its shareholder-backed annuity portfolio to Rothesay Life. Under the terms of the agreement, this is expected to be followed by a Part VII transfer of most of the portfolio by 30 June 2019. The reinsurance agreement became effective on 14 March 2018 and resulted in an IFRS basis pre-tax loss of £508 million.

The above transactions reduced the Group's EEV by £376 million which primarily reflects the loss of profits on the portion of the annuity liabilities reinsured and increased the Group's shareholder Solvency II capital position by £0.4 billion.

Prior to the demerger, the Group expects to rebalance its debt capital across Prudential and M&GPrudential. This will include the ultimate holding company of M&GPrudential becoming an issuer of new debt, including debt substituted from Prudential, and Prudential redeeming some of its existing debt. Following these actions, the overall absolute quantum of debt across Prudential and M&GPrudential is currently expected to increase, by an amount which is not considered to be material in the context of the Group's total outstanding debt as at 30 June 2018, before any substitutable debt had been issued, of £7.6 billion (comprising the Group's core structural borrowings of £6.4 billion and shareholder borrowings from short-term fixed income securities programme of £1.2 billion). At the time of the demerger, Prudential expects M&GPrudential to be holding around £3.5 billion of subordinated debt. This expectation is subject to the M&GPrudential capital risk appetite being approved by the Board of the ultimate holding company of M&GPrudential, once fully constituted to include independent non-executive directors, and reflects the current operating environment and economic conditions, material changes in which may lead to a different outcome.

Entrance into Thailand mutual fund market
In July 2018, Eastspring reached an agreement to acquire initially 65 per cent of TMB Asset Management Co., Ltd. (TMBAM), a leading asset management company in Thailand, from the TMB Bank Public Company Limited (TMB). Thailand is the largest fund management market within the Association of Southeast Asian Nations (ASEAN) with total assets under management of £115 billion at 31 December 201824. Eastspring has an option to increase its ownership to 100 per cent in the future. As part of this acquisition, Eastspring has also entered into a distribution agreement with TMB to provide best-in-class investment solutions to their customers. The acquisition of TMBAM, with £9 billion of assets under management as at 31 December 2018, reinforces Prudential's commitment to the Thai market.

Acquisition of John Hancock's group payout annuity business
In November 2018, Jackson announced an agreement with John Hancock Life Insurance Company to reinsure 100 per cent of John Hancock's group payout annuity business, effective from 1 October 2018.

In total, the transaction involves Jackson indemnity reinsuring approximately US$5.5 billion of reserves, representing an increase in Jackson's general account liabilities of approximately 10 per cent. John Hancock will continue to be responsible for the administration of the business.

Renewal and expansion of regional strategic bancassurance alliance with UOB
In January 2019, Prudential and UOB renewed their regional bancassurance alliance until 2034, extending the scope to include a fifth market, Vietnam, alongside our existing footprint across Singapore, Malaysia, Thailand and Indonesia.

Under the terms of the renewal, Prudential's life insurance products will be distributed through UOB's extensive network of more than 400 branches in five markets, providing access to over four million UOB customers. In addition, Prudential will use its digital capabilities to deliver protection-focused propositions to aid UOB's digital bank expansion and customer acquisition aspirations. An initial fee of £662 million will be paid under the agreement which will be funded through internal resources. This amount will be paid in three instalments. £230 million was paid in February 2019 with £331 million to be paid in January 2020 and £101 million to be paid in January 2021.

Acquisition of majority stake in Group Beneficial
Prudential plc is acquiring a majority stake in Group Beneficial (Beneficial), one of the leading life insurers in Cameroon, Côte d'Ivoire and Togo. Beneficial provides savings and protection products to over 300,000 customers through 41 branches and more than 2,000 agents. The acquisition will significantly add to Prudential's growing scale in Africa, and is subject to various conditions and regulatory approvals.

Dividend
The Board has decided to increase the full-year ordinary dividend by 5 per cent to 49.35 pence per share, reflecting our 2018 financial performance and our confidence in the future prospects of the Group. In line with this, the Directors have approved a second interim ordinary dividend of 33.68 pence per share (2017: 32.5 pence per share).

The Group's dividend policy remains unchanged. The Board will maintain focus on delivering a growing ordinary dividend. In line with this policy, Prudential aims to grow the ordinary dividend by 5 per cent per annum. The potential for additional distributions will continue to be determined after taking into account the Group's financial flexibility across a broad range of financial metrics and an assessment of opportunities to generate attractive returns by investing in specific areas of the business25.

Notes
1    Increase stated on a constant exchange rate basis.
2    For insurance operations, underlying free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the period. Restructuring costs are presented separately from the underlying business unit amount. Further information is set out in note 10 of the EEV basis results.
3    Core refers to the underlying profit of the UK and Europe insurance business, excluding the effect of, for example, management actions to improve solvency and material assumption changes. Details of these are set out in note I(d) of the Additional unaudited IFRS financial information.
4    Relates to IFRS shareholder annuity liabilities, valued as at 31 December 2017.
5    The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced with-profit funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which for both 2018 and 2017 reflects the approved regulatory position.
6    Estimated before allowing for second interim ordinary dividend.
7    See note III of the Additional unaudited IFRS financial information for definition and reconciliation to IFRS balances.
8    Asia insurance revenues include spread income, fee income, with-profits, insurance margin and expected return on shareholder assets.
9    Margin represents operating income before performance-related fees as a proportion of the related funds under management, for further information see note I(c) of the additional unaudited IFRS financial information.
10  Includes Group's proportionate share of the liabilities and associated flows of the insurance joint ventures and associates in Asia.
11  Defined as movements in policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.
12  Includes unallocated surplus of with-profits business.
13  Includes Group's proportionate share in PPM South Africa and the Asia asset management joint ventures.
14  For our asset management business, the level of funds managed on behalf of third parties, which are not therefore recorded on the balance sheet, is a driver of profitability. We therefore analyse the movement in the funds under management each period, focusing between those which are external to the Group and those held by the insurance business and included on the Group balance sheet. This is analysed in note II(b) of the Additional unaudited IFRS financial information.
15  Net inflows exclude Asia Money Market Fund (MMF) inflows of £1,500 million (2017: £1,495 million). External funds under management exclude Asia MMF balances of £11,602 million (2017: £9,317 million).
16  Represents M&GPrudential asset management external funds under management and internal funds included on the M&GPrudential long-term insurance business balance sheet.
17  Net cash remitted by business units are included in the Holding company cash flow, which is disclosed in detail in note II(a) of the Additional unaudited IFRS financial information. This comprises dividends and other transfers from business units that are reflective of emerging earnings and capital generation.
18  The methodology and assumptions used in calculating the Solvency II capital results are set out in note II(c) of the Additional unaudited IFRS financial information.
19  The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profit funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which for both 2018 and 2017 reflects the approved regulatory position.
20  The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which for both 2018 and 2017 reflects the approved regulatory position.
21  Based on hierarchy of Standard and Poor's, Moody's and Fitch, where available and if unavailable, internal ratings have been used.
22  Excluding profit for the year attributable to non-controlling interests.
23  Net of related charges to deferred acquisition costs and tax.
24  ©Copyright 2018 Strategic Insight, an Asset International Company and when referenced or sourced Morningstar Inc., Standard & Poor's Inc., and Lipper Inc. All rights reserved. The information, data, analyses and opinions contained herein (a) include confidential and proprietary information of the aforementioned companies, (b) may not be copied or redistributed for any purpose, (c) are provided solely for information purposes, and (d) are not warranted or represented to be correct, complete, accurate, or timely.
25  Refer to note 11 on the parent company financial statements for further detail on the distributable profits of Prudential plc.

Group Chief Risk Officer's report of the risks facing our business and how these are managed

Our Group Risk Framework and risk appetite have allowed us to control our risk exposure successfully throughout the year. Our governance, processes and controls enable us to deal with uncertainty effectively, which is critical to the achievement of our strategy of helping our customers achieve their long-term financial goals.

This section explains the main risks inherent in our business and how we manage those risks, with the aim of ensuring an appropriate risk profile is maintained.

1.     Introduction

Group structure
In August 2017 the Group announced its intention to combine M&G and its UK and Europe life business to form M&GPrudential, allowing the scale and capabilities in these businesses to be leveraged more effectively. In March 2018, the intention to demerge M&GPrudential from the rest of the Group was announced, with the aim of focusing on meeting customers' rapidly evolving needs and to deliver enhanced long-term value to investors as two separate businesses.

The merger activity ongoing at M&GPrudential and its planned separation from the rest of the Group requires significant and complex changes and these have been progressing apace throughout 2018. The Group Risk function is embedded within key work streams and a clear view exists of the objectives, risks and dependencies involved in order to execute this change agenda. A mature and well-embedded risk framework is in place and, during this period of transition, the Group Risk function has a defined role in providing oversight, support and risk management, as well as providing objective challenge to ensure the Group remains within its risk appetite. During 2018 these activities have been in the form of risk opinions, guidance and assurance on critical transformation and demerger activity, as well as assessments of the financial risks to the execution of the demerger under various stress scenarios. A key objective is that post demerger there are two strong, standalone risk functions in M&GPrudential and Prudential plc, with operational separation planning for the risk functions remaining on track.

Societal developments
Focus in western economies continues to shift from the goods and services which businesses deliver to customers towards the way in which such business is conducted and how this impacts on the wider society. Stakeholder and regulatory expectations of the Group's environmental, social and governance (ESG) activities are also increasing. In undertaking its business, the Group actively considers the ESG implications of its activities. Recent regulatory developments such as the EU General Data Protection Regulation (GDPR) have underlined that personal data must be held securely and its use must be transparent to the data owner. Risks around the security and use of personal data are actively managed by the Group, and the recent regulatory changes in data protection in the US and Europe have been incorporated into the principles against which the business requirements are defined.

The world economy
The beginning of 2018 saw strong and broad economic growth following the significant US tax reforms enacted toward the end of 2017. As the year progressed the global economic backdrop evolved and a divergence in growth between the US and the rest of the world was observed. Rising US policy rates, tightening financial conditions and increasing trade tensions raised concerns and impacted emerging markets in particular. In the fourth quarter, fears of a more pronounced global economic slowdown also impacted the US as reductions in monetary stimulus continued, contributing to a sharp shift in risk sentiment. At the start of 2019, the outlook for the global economy remains uncertain and while growth remains positive, it has become more fragile and risks are weighted towards the downside. Political tensions in Europe, including uncertainty surrounding the nature of the UK's exit from the EU and its future trading relationship, geopolitical developments and the potential increase of international trade tensions between the US and China pose risks to global growth and the economic environment.

Financial markets
Financial markets faced a number of headwinds in 2018 and asset valuations suffered broadly amid the re-emergence of market volatility. Global markets, and emerging markets in particular, faced broad pressure throughout the year. US markets, however, proved resilient until the fourth quarter when fears of an economic slowdown triggered a sharp sell-off in equities. In parallel, credit spreads also widened as the position of the credit cycle became a key concern for market participants. Across the world, interest rates movements were mixed over the year, although there has been a notable broad flattening of the yield curve in the US, impacted by changes in growth and inflation data, risk sentiment and increased concerns of a possible recession. Financial markets remain particularly vulnerable to further abrupt changes in sentiment, and in particular if the risks to the global economy noted above were to materialise.

Political landscape
Events in the past year continue to indicate that the world is in a period of global geopolitical transition and increasing uncertainty. Popular discontent remains one of the driving factors of political change, and the liberal norms and the role of multilateral rules-based institutions that underpin global order, such as the United Nations (UN), the North Atlantic Treaty Organisation (NATO) and the World Trade Organisation (WTO), appear to be evolving. Across the Group's key geographies we have increasingly seen national protectionism in trade and economic policies. The UK's exit from the EU and the nature of the future relationship remains a key political uncertainty. As a global organisation, we develop plans to mitigate business risks arising from this shift and engage with national bodies where we can in order to ensure our policyholders are not adversely impacted. It is clear, however, that the full long-term impacts of these changes remain to be seen.

Regulations
Prudential operates in highly regulated markets across the globe, and the nature and focus of regulation and laws remains fluid. A number of national and international regulatory developments are in progress, with a continuing focus on solvency and capital standards, conduct of business, systemic risks and macro-prudential policy. Such developments will continue to be monitored at a national and global level and form part of Prudential's engagement with government policy teams and regulators. The Group announced in August 2018 that the Hong Kong Insurance Authority would be the Group-wide supervisor after the demerger of M&GPrudential, and constructive engagement on the future Group-wide regulatory framework, led by the Group Chief Risk Officer, will continue in 2019.

2.     Key internal, regulatory, economic and (geo)political events over the past 12 months

Q1 2018	Q2 2018	Q3 2018	Q4 2018
In March 2018 the intention to demerge M&GPrudential from the rest of the Group is announced. £12 billion of annuity liabilities in UK and Europe business are reinsured to Rothesay Life Plc. A Part VII transfer of most of the portfolio is expected to be completed by 30 June 2019.

Eastspring becomes the third Prudential signatory, after M&G and PPM South Africa (PPMSA), to the UN Principles for Responsible Investment in February 2018.

President Xi Jinping enters a second term in office in China after election by the National People's Congress in March 2018.

A coalition government is formed in Italy between the centre right League and anti-establishment Five Star Movement, after general elections in March 2018.

The US administration proposes initial trade tariff measures (with additional proposals announced over H1 2018), raising trade tensions with its key G7 partners and China.

US equity markets decline rapidly, triggering a global sell-off, with the Dow Jones Industrial Average falling by circa 3,000 points in just two weeks. US markets rebound over the second and third quarters.

The General Data Protection Regulation (GDPR) goes live in the EU on 25 May 2018, increasing the rights of individuals over the use of their personal information by companies.

The US Department of Labor's (DoL's) fiduciary rule is effectively ended after a decision in the US courts in March 2018. The deadline for the DoL to appeal lapses in June. Other proposals, such as the US Securities and Exchanges Commission's best interest standard, remain in progress.

US President Trump and North Korean Chairman Kim Jong Un meet in Singapore on 12 June 2018 for a historic summit, where denuclearisation of the Korean peninsula is discussed.

The opposition Pakatan Harapan coalition win power in Malaysia following general elections held in May 2018.

The 22nd round of talks on the Regional Comprehensive Economic Partnership (RCEP) are held in Singapore between 28 April and 8 May 2018, the goal being to create the world's largest economic bloc. Negotiations continue into 2019.

The Indonesia President approves regulations on 'grandfathering' foreign ownership of insurance companies.

In August the Group announces that the Hong Kong Insurance Authority will become the Group-wide supervisor for Prudential plc after the demerger of M&GPrudential, and constructive engagement on the future regulatory relationship begins.

In July the International Association of Insurance Supervisors (IAIS) releases consultation documents for both the Common Framework for the Supervision of Insurers (ComFrame) and Insurance Capital Standard (ICS) v2.0.
The Group submits ICS field results to the PRA in August 2018.

In September, the Prudential Regulation Authority (PRA) and Financial Conduct Authority (FCA) request from major banks and insurers, details of preparations and actions being undertaken to manage transition from London Inter-Bank Offered Rate (LIBOR) to alternative interest rate benchmarks.

The Bank of England raises rates for the second time since the 2008 financial crisis to 0.75 per cent in August, while highlighting significant Brexit-driven uncertainties to the economy.

The US imposes tariffs on Chinese exports worth US$50 billion in July, prompting Beijing to respond in kind. Despite a temporary truce agreed at the G20 summit on 1 December, trade tensions between the two nations remains high.

Emerging market equities decline rapidly in August as tightening financial conditions impact economies with external funding vulnerabilities.

In November, Jackson announces the acquisition of the group payout annuity business of John Hancock Life Insurance Company, a closed book of circa 200,000 in-force certificates representing IFRS reserves of approximately US$5.5bn.

PPM America (PPMA) becomes the fourth Prudential signatory to the UN Principles for Responsible Investment in October 2018.

The IAIS launches a consultation for the Holistic Framework (HF) in November, which aims to asses and mitigate systemic risk in the insurance sector and is intended to replace the current Global Systemically Important Insurer (G-SII) measures, with the aim of adoption in November 2019.

In November the International Accounting Standards Board (IASB) tentatively delays the effective date of IFRS 17 by one year to periods beginning on or after 1 January 2022. The introduction of further amendments to this new standard will be considered.

Democrats win control of the House of Representatives in the November US midterm elections, while the Republicans retain control of the Senate. As bipartisan disputes increase, the US government partially shuts down between late December 2018 and January 2019.

In December, the UK Parliament rejects the negotiated agreement on the UK's withdrawal from the EU. Uncertainty on the nature of the UK's exit from the EU persists as the UK government seeks to renegotiate the agreement in early 2019.

The reduction in global accommodative monetary policy continues, with the European Central Bank (ECB) confirming that net asset purchases would cease at the end of 2018, and the US Federal reserve raises rates for the fourth time in 2018 in December.

China reports a large manufacturing decline in December, prompting concerns of a global growth slowdown. Additional stimulus measures from the People's Bank of China are enacted.

Fears of tightening financial conditions and a global economic slowdown trigger a sharp sell-off in US equity markets, which had remained resilient through the first three quarters of 2018, while global equities fall further. The S&P500 ends 2018 with an annual decline of circa 6 per cent. In early 2019 risk sentiment improves, contributing to a broad rally in equity markets.

3.     Managing the risks in implementing our strategy

This section provides an overview of the Group's strategy, the significant risks arising from the delivery of this strategy and the risk management focus for the following 12 months. The risks outlined below, which are not exhaustive, are discussed in more detail in sections 5 and 6.

Our strategy	Significant risks arising from the delivery of the strategy	Risk management focus for the next 12 months

Asia Serving the protection and investment needs of the growing middle class in Asia	● Persistency risk	● Implementation of business initiatives to manage persistency risk, including review of distribution channels and incentive structures. Ongoing experience monitoring.
	● Morbidity risk	● Implementation of business initiatives to manage morbidity risk, including product repricing where required. Ongoing experience monitoring.
	● Regulatory risk, including foreign ownership	● Proactive engagement with national governments and regulators.
United States Providing asset accumulation and retirement income products to US baby boomers;	● Financial risks	● Maintaining, and enhancing where necessary, appropriate risk limits, hedging strategies and Group oversight that are in place.
	● Policyholder behaviour risk	● Continued monitoring of policyholder behaviour experience and review of assumptions.
Africa	● The Group will continue to increase its risk management focus on Prudential Africa as the business there grows in materiality.

UK and Europe Meeting the savings and retirement needs of an ageing UK and continental European population	● M&GPrudential merger and transformation risk	● Managing the merger and transformation risks to the delivery of strategic, financial and operational objectives.
	● Longevity risk	● Continued oversight and experience analysis.
● Customer risk
●  Ongoing monitoring of embedded customer outcome indicators.
●  Managing the customer risk implications from: merger and transformation activity; new product propositions and new regulatory requirements.

Group-wide
We aim to generate attractive returns enabling us to provide financial security to our customers and deliver sustainable growth for our shareholders. Following rigorous review, we believe that this long-term strategy is best served through the demerger of M&GPrudential.

● Transformation risks around key change programmes
●  Managing the inter-connected execution risks from this transformation activity under the Group's transformation risk framework, as well as providing other risk management support and review.
●  Ensuring both M&GPrudential and Prudential plc will have in place two strong standalone risk functions after demerger.

● Group-wide regulatory risks
●  Engagement with regulators and industry groups on macro-prudential and systemic risk-related regulatory initiatives, international capital standards, and other initiatives with Group-wide impacts.
●  Engagement with the Hong Kong Insurance Authority on the Group-wide supervisory framework that will apply to the Group after the demerger of M&GPrudential.

	● Information security and data privacy risks	● Continuing the implementation of the Group's information security risk management strategy and defence plan. ● Ensuring full compliance with applicable privacy laws across the Group.

4.     Risk governance

a.     System of governance
Appropriately managed risks allow Prudential to take business opportunities and enable the growth of its business. Effective risk management is therefore fundamental in the execution of the Group's business strategy. Prudential's approach to risk management must be both well embedded and rigorous, and, as the economic and political environment in which we operate changes, it should also be sufficiently broad and dynamic to respond to these changes.

Prudential has in place a system of governance that promotes and embeds a clear ownership of risk, processes that link risk management to business objectives, a proactive Board and senior management providing oversight of risks, mechanisms and methodologies to review, discuss and communicate risks, and risk policies and standards to ensure risks are identified, measured, managed, monitored and reported.

How 'risk' is defined
Prudential defines 'risk' as the uncertainty that is faced in implementing the Group's strategies and achieving its objectives successfully, and includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of the Group. Accordingly, material risks will be retained selectively when it is considered that there is value in doing so, and where it is consistent with the Group's risk appetite and philosophy towards risk-taking.

How risk is managed
Risk management is embedded across the Group through the Group Risk Framework, which details Prudential's risk governance, risk management processes and risk appetite. The Framework has been developed to monitor the risks to our business and is owned by the Board. The aggregate Group exposure to its key risk drivers is monitored and managed by the Group Risk function which is responsible for reviewing, assessing, providing oversight and reporting on the Group's risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

In 2018 the Group continued to update its policies and processes around new product approvals, management of critical third-party arrangements and oversight of model risks. A transformation risk framework is being applied directly to manage programme delivery risks. Prudential manages key ESG issues though a multi-disciplinary approach with first line functional ownership for ESG topics.

The following section provides more detail on our risk governance, risk culture and risk management process.

b.     Group Risk Framework

i.      Risk governance and culture
Prudential's risk governance comprises the Board, organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that the Group Head Office and the business units establish to make decisions and control their activities on risk-related matters. It includes individuals, Group-wide functions and committees involved in overseeing and managing risk.

The risk governance structure is led by the Group Risk Committee, supported by independent non-executives on risk committees of Material Subsidiaries. These committees monitor the development of the Group Risk Framework, which includes risk appetite, limits, and policies, as well as risk culture.

The Group Risk Committee reviews the Group Risk Framework and recommends changes to the Board to ensure that it remains effective in identifying and managing the risks faced by the Group. A number of core risk policies and standards support the Framework to ensure that risks to the Group are identified, assessed, managed and reported.

Culture is a strategic priority of the Board, who recognise its importance in the way that the Group does business. Risk culture is a subset of Prudential's broader organisational culture, which shapes the organisation-wide values that we use to prioritise risk management behaviours and practices.

An evaluation of risk culture forms part of the Group Risk Framework and in particular seeks to identify evidence that:
●  Senior management in business units articulate the need for effective risk management as a way to realise long-term value and continuously support this through their actions;
●  Employees understand and care about their role in managing risk - they are aware of and discuss risk openly as part of the way they perform their role; and
●  Employees invite open discussion on the approach to the management of risk.

The Group Risk Committee also has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Prudential's Code of Conduct and Group Governance Manual include a series of guiding principles that govern the day-to-day conduct of all its people and any organisations acting on its behalf. This is supported by specific risk policies which require that the Group act in a responsible manner. This includes, but is not limited to, policies on anti-money laundering, financial crime and anti-bribery and corruption. The Group's third-party supply policy ensures that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Embedded procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

ii.     The risk management cycle
The risk management cycle comprises processes to identify; measure and assess; manage and control; and monitor and report on our risks.

Risk identification
Group-wide risk identification takes place throughout the year as the Group's businesses undertake a comprehensive bottom-up process to identify, assess and document its risks. This concludes with an annual top-down identification of the Group's key risks,which considers those risks that have the greatest potential to impact the Group's operating results and financial condition and is used to inform risk reporting to the risk committees and the Board for the year.

Our risk identification process also includes the Group's Own Risk and Solvency Assessment (ORSA), as required under Solvency II, and horizon-scanning performed as part of our emerging risk management process.

In accordance with provision C.2.1 of the UK Code, the Directors perform a robust assessment of the principal risks facing the Company through the Group-wide risk identification process, Group ORSA report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated.

Reverse stress testing, which requires the Group to ascertain the point of business model failure, is another tool that helps us to identify the key risks and scenarios that may have a material impact on the Group.

The risk profile is a key output from the risk identification and risk measurement processes, and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group's annual set of key risks are given enhanced management and reporting focus.

Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group's internal model, which is used to determine capital requirements under Solvency II and our own economic capital basis. Governance arrangements are in place to support the internal model, including independent validation and processes and controls around model changes and limitations.

Risk management and control
The control procedures and systems established within the Group are designed to manage the risk of failing to meet business objectives and are detailed in the Group risk policies. These focus on aligning the levels of risk-taking with the achievement of business objectives and can only provide reasonable, and not absolute assurance, against material misstatement or loss.

The management and control of risks are set out in the Group risk policies, and form part of the holistic risk management approach under the Group's ORSA. These risk policies define:

●  The Group's risk appetite in respect of material risks, and the framework under which the Group's exposure to those risks is limited;
●  The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
●  The flows of management information required to support the measurement and management of the Group's material risks and to meet the needs of external stakeholders.

The methods and risk management tools we employ to mitigate each of our major categories of risks are detailed in the further risk information section below.

Risk monitoring and reporting
The identification of the Group's key risks informs the management information received by the Group risk committees and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in other key and emerging risks.

iii.    Risk appetite, limits and triggers
The extent to which Prudential is willing to take risk in the pursuit of its business strategy and objective to create shareholder value is defined by a number of qualitative and quantitative expressions of risk appetite, operationalised through measures such as limits, triggers and indicators. The Group Risk function is responsible for reviewing the scope and operation of these risk appetite measures at least annually to determine that they remain relevant. The Board approves all changes made to the Group's aggregate risk appetite, and has delegated authority to the Group Risk Committee to approve changes to the system of limits, triggers and indicators.

Group risk appetite is set with reference to economic and regulatory capital, liquidity and earnings volatility which is aimed at ensuring that an appropriate level of aggregate risk is taken. Appetite is also defined for the Group's financial and non-financial risks. Further detail is included in sections 5 and 6, as well as covering risks to shareholders, including those from participating and third-party business. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide further constraint and defined points for escalation.

Capital requirements:
Limits on capital requirements aim to ensure that the Group meets its internal economic capital requirements, achieves its desired target rating to meet its business objectives, and ensures that supervisory intervention is not required. The two measures used at the Group level are Solvency II capital requirements and internal economic capital (ECap) requirements. In addition, capital requirements are monitored on local statutory bases.

The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from our local business units to calculate the Group's aggregated position (allowing for diversification effects between local business units) relative to the aggregate risk limits.

Liquidity:
The objective of the Group's liquidity risk appetite is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business-as-usual and stressed scenarios. Risk appetite with respect to liquidity risk is measured using a Liquidity Coverage Ratio (LCR) which considers the sources of liquidity against liquidity requirements under stress scenarios.

Earnings volatility:
The objectives of the Group's appetite and aggregate risk limits on earnings volatility seek to ensure that variability is consistent with the expectations of stakeholders; that the Group has adequate earnings (and cash flows) to service debt and expected dividends and to withstand unexpected shocks; and that earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies. The volatility of earnings is measured and monitored on operating profit and EEV operating profit bases, although IFRS and EEV total profits are also considered.

5.     Summary risks

Broadly, the risks assumed across the Group can be categorised as those which arise as a result of our business operations, our investments and those arising from the nature of our products. Prudential is also exposed to those broad risks which apply because of the global environment in which it operates. These risks, where they materialise, may have a financial impact on the Group, and could also impact on the performance of its products or the services it provides to our customers and distributors, which gives rise to potential risks to its brand and reputation and have conduct risk implications. These risks are summarised below. The materiality of these risks, whether material at the level of the Group or its business units, is also indicated. The Group's disclosures covering risk factors can be found at the end of this document.

'Macro' risks
Some of the risks that the Group is exposed to are necessarily broad given the external influences which may impact on the business. These risks include:

Global economic conditions
Changes in global economic conditions can impact Prudential directly; for example, by leading to poor investment returns and fund performance, and increasing the cost of promises (guarantees) that have been made to our customers. Changes in economic conditions can also have an indirect impact on the Group; for example, leading to a decrease in the propensity for people to save and buy Prudential's products, as well as changing prevailing political attitudes towards regulation. This is a risk which is considered material at the level of the Group.

Geopolitical risk
The geopolitical environment may have direct or indirect impacts on the Group, and has seen varying levels of volatility in recent years as seen by political developments in the UK, the US and the Eurozone. Uncertainty in these regions, combined with continuing conflict in the Middle East and elevated tensions in East Asia and the Korean peninsula underline that geopolitical risks have potentially global and wide-ranging impacts; for example, through increased regulatory and operational risks, and changes to the economic environment.

Regulatory risk
Prudential operates under the ever-evolving requirements set out by diverse regulatory, legal and tax regimes. The increasing shift towards macro-prudential regulation and the number of regulatory changes under way across Asia (in particular focusing on consumer protection) are key areas of focus, while both Jackson and M&GPrudential operate in highly regulated markets. Regulatory reforms can have a material impact on Prudential's businesses. The proposed demerger of M&GPrudential will result in a change in Prudential's Group-wide supervisor to the Hong Kong Insurance Authority. The Group is, led by the Group Chief Risk Officer, proactively engaging with the supervisor-elect on the supervisory framework that will apply to the Group after the demerger.

Technological change
The emergence of advanced technologies such as artificial intelligence and blockchain is providing an impetus for companies to rethink their existing operating models and how they interact with their customers. Technological change is considered from both an external and internal view. The external view considers the rise of new technologies and how this may impact on the insurance industry and Prudential's competitiveness within it, while the internal view considers the risks associated with the Group's internal developments in meeting digital change challenges and opportunities. Prudential is embracing the opportunities from new technologies, and any risks which arise from them are closely monitored.

ESG risks
As a Group, responding effectively to those material risks with ESG implications is crucial in maintaining Prudential's brand and reputation, and in turn its financial performance and its long-term strategy. Further information on the Group's approach to governance on ESG issues and the relevant Group-wide policies for managing these are included in the Corporate responsibility review.

Risks from our investments	Risks from our products	Risks from our business operations

Market risk
Is the potential for reduced value of Prudential's investments resulting from the volatility of asset prices, driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices.

In the Asia business, the main market risks arise from the value of fees from its fee-earning products. In the US, Jackson's fixed and variable annuity books are exposed to a variety of market risks due to the assets backing these policies.

The UK business' market risk exposure arises from the valuation of the shareholder's proportion of the with-profits fund's future profits, which depends on equity, property and bond values.

M&GPrudential invests in a broad range of asset classes and its income is subject to the price volatility of global financial and currency markets.

Credit risk
Is the potential for reduced value of Prudential's investments driven by the market's perceptions for potential for defaults of investment and other counterparties.

The Group's asset portfolio also gives rise to invested credit risk. The assets backing the UK and Jackson annuity businesses means credit risk is considered a material risk for these business units in particular.

Liquidity risk
Is the risk of not having sufficient liquid assets to meet obligations as they fall due, and we look at this under both normal and stressed conditions. This is a risk which is considered material at the level of the Group.

Insurance risks
The nature of the products offered by Prudential exposes it to insurance risks, which form a significant part of the overall Group risk profile.

The insurance risks that the business is exposed to by virtue of its products include longevity risk (policyholders living longer than expected); mortality risk (higher number of policyholders with life protection dying than expected); morbidity risk (more policyholders with health protection becoming ill than expected) and persistency risk (more customers lapsing their policies than expected, and a type of policyholder behaviour risk). The medical insurance business in Asia is also exposed to medical inflation risk (the increasing cost of medical treatments being higher than expected).

The pricing of Prudential's products requires it to make a number of assumptions, and deviations from these may impact its reported profitability and capital position. Across its business units, some insurance risks are more material than others.

Persistency and morbidity risks are among the most material insurance risks for the Asia business given the focus on health and protection products in the region.

For M&GPrudential the most material insurance risk is longevity risk, arising from its legacy annuity business.

The Jackson business is most exposed to policyholder behaviour risk, including persistency, which impacts the profitability of the variable annuity business and is influenced by market performance and the value of policy guarantees.

Conduct risk
The design and distribution of Prudential's products is crucial in ensuring that the Group's commitment to meeting customers' needs and expectations are met, and are factors which the Group considers as part of its overall conduct of business.

Strategic and transformation risks
A number of significant change programmes are currently running to effect both the Group's strategy and to comply with emerging regulatory changes. The breadth of these activities, and the consequences, including the reputational impact, to the Group should they fail to meet their objectives, mean that these risks are material at the level of the Group.

Operational risks
A combination of the complexity of the Group, its activities and the extent of transformation in progress creates a challenging operating environment.

Operational risk is the risk of loss or unintended gain from inadequate or failed processes, personnel, systems and external events, and can arise through business transformation; introducing new products; new technologies; and entering into new markets and geographies. Implementing the business strategy and processes for ensuring regulatory compliance (including those relating to the conduct of its business) requires interconnected change initiatives across the Group, the pace of which introduces further complexity. The Group's outsourcing and third party relationships introduce their own distinct risks. Such operational risks, if they materialise, could result in financial loss and/or reputational damage. Operational risk is considered to be material at the level of the Group.

Business disruption risks may impact on Prudential's ability to meet its key objectives and protect its brand and reputation. The Group's business resilience is a core part of a well embedded business continuity management programme.

Information security and data privacy risks are significant considerations for Prudential and the cyber security threat continues to evolve globally in sophistication and potential significance. This includes the continually evolving risk of malicious attack on its systems, network disruption as well as risks relating to data security, integrity, privacy and misuse. The scale of the Group's IT infrastructure and network, stakeholder expectations and high profile cyber security and data misuse incidents across industries means that these risks continue to be considered material at the level of the Group.

6.     Further risk information

In reading the sections below, it is useful to understand that there are some risks that Prudential's policyholders assume by virtue of the nature of their products, and some risks that the Company and its shareholders assume. Examples of the latter include those risks arising from assets held directly by and for the Company or the risk that policyholder funds are exhausted. This report is focused mainly on risks to the shareholder but will include those which arise indirectly through our policyholder exposures.

6.1  'Macro' risks

a.     Global regulatory and political risks
Regulatory and political risks may impact on Prudential's business or the way in which it is conducted. This covers a broad range of risks including changes in government policy and legislation, capital control measures, new regulations at either national or international level, and specific regulator interventions or actions. Following the announcement in August 2018 that the Hong Kong Insurance Authority would become Prudential's Group-wide supervisor after the demerger of M&GPrudential, constructive engagement with the supervisor-elect began in 2018 and will continue into 2019. In particular, Prudential continues to engage with the supervisor on its proposed Group-wide supervision framework which will apply to the Group after the demerger.

Recent shifts in the focus of some governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential's competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade, capital controls or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group's ongoing engagement with government policy teams and regulators.

Efforts to curb systemic risk and promote financial stability are also underway. At the international level, the Financial Stability Board (FSB) continues to develop recommendations for the asset management and insurance sectors, including on-going assessment of systemic risk measures. The International Association of Insurance Supervisors (IAIS) has continued its focus on the following two key developments.

Prudential's designation as a G-SII was last reaffirmed on 21 November 2016. The FSB, in conjunction with the IAIS, did not publish a new list of G-SIIs in 2017 and did not engage in G-SII identification for 2018 following IAIS' launch of the consultation on the Holistic Framework (HF) on 14 November 2018, which aims to assess and mitigate systemic risk in the insurance sector and is intended to replace the current G-SII measures. The IAIS intends to implement the HF in 2020 and it is proposed that G-SII identification be suspended from that year. In the interim, the relevant group-wide supervisors have committed to continue applying existing enhanced G-SII supervisory policy measures with some supervisory discretion, which includes a requirement to submit enhanced risk management plans. In November 2022, the FSB will review the need to either discontinue or re-establish an annual identification of G-SIIs in consultation with the IAIS and national authorities. The Higher Loss Absorbency (HLA) standard (a proposed additional capital measure for G-SII designated firms, planned to apply from 2022) is not part of the proposed HF. However, the HF proposes more supervisory powers of intervention for mitigating systemic risk, including temporary financial reinforcement measures such as capital add-ons and suspension of dividends.

The IAIS is also developing the ICS as part of ComFrame - the Common Framework for the supervision of Internationally Active Insurance Groups (IAIGs). The implementation of ICS will be conducted in two phases - a five-year monitoring phase followed by an implementation phase. ComFrame will more generally establish a set of common principles and standards designed to assist supervisors in addressing risks that arise from insurance groups with operations in multiple jurisdictions. The ComFrame proposals, including ICS, could result in enhanced capital and regulatory measures for IAIGs, for which Prudential satisfies the criteria.

In certain jurisdictions in which Prudential operates there are also a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised, including the US Dodd-Frank Wall Street Reform and Consumer Protection Act, addressing Financial Conduct Authority (FCA) reviews and ongoing engagement with the Prudential Regulation Authority (PRA). Decisions taken by regulators, including those related to solvency requirements, corporate or governance structures, capital allocation and risk management may have an impact on our business.

There has, in recent years, been regulatory focus in the UK on insurance products and market practices which may have adversely impacted customers, including the FCA's Legacy Review and Thematic Review of Annuity Sales Practices. The management of customer risk remains a key focus of management in the UK business. Merger and transformation activity at M&GPrudential, new product propositions and new regulatory requirements may also have customer risk implications which are monitored.

In May 2017, the International Accounting Standards Board (IASB) published IFRS 17 which will introduce fundamental changes to the IFRS-based reporting of insurance entities that prepare accounts according to IFRS from 2021. In November 2018, the IASB tentatively agreed to delay the effective date of IFRS 17 by one year to periods beginning on or after 1 January 2022 and is considering introducing further amendments to this new standard. IFRS 17 is expected to, among other things, include altering the timing of IFRS profit recognition, and the implementation of the standard is likely to require changes to the Group's IT, actuarial and finance systems. The Group is reviewing the complex requirements of this standard and considering its potential impact.

In March 2018, the UK and EU agreed the terms of a transition agreement for the UK's exit from the bloc, which will last from the termination of the UK's membership of the EU (at 11.00pm GMT 29 March 2019) until 31 December 2020 (although a legally binding text is yet to be agreed). The outcome of negotiations on the final terms of the UK's relationship with the EU remains highly uncertain. In particular, depending on the nature of the UK's exit from the EU, the following effects may be seen. The UK and EU may experience a downturn in economic activity, which is expected to be more pronounced for the UK, particularly in the event of a disorderly exit by the UK from the EU. Market volatility and illiquidity may increase in the period leading up to, and following, the UK's withdrawal, and property values (including the liquidity of property funds, where redemption restrictions may be applied) and interest rates may be impacted. In particular, downgrades in sovereign and corporate debt ratings may occur. In a severe scenario where the UK's sovereign rating is downgraded by more than one notch, this may also impact on the credit ratings of UK companies, including M&GPrudential's UK business. The legal and regulatory regime in which the Group (and, in particular, M&GPrudential) operates, may also be affected (including, the future applicability of the Solvency II regime in the UK), the extent of which remains uncertain. There is also a risk of operational disruption to the business, in particular to M&GPrudential.

The Group's diversification by geography, currency, product and distribution should reduce some of the potential impact of the UK's exit. M&GPrudential, due to the geographical location of both its businesses and its customers, has the most potential to be affected. As a result of the uncertainty on the nature of the arrangements that will be put in place between the UK and the EU, M&GPrudential has completed the implementation of a range of plans including transfers of business to EU jurisdictions, balance sheet and with-profits fund hedging protection and operational measures (including customer communications) that are designed to mitigate the potential adverse impacts to the Group's UK business. In addition, the business has sought to ensure, through various risk mitigation actions, that it is appropriately prepared for the potential operational and financial impacts of a no-deal withdrawal.

In the US, various initiatives are underway to introduce fiduciary obligations for distributors of investment products, which may reshape the distribution of retirement products. Jackson has introduced fee-based variable annuity products in response to the potential introduction of such rules, and we anticipate that the business's strong relationships with distributors, history of product innovation and efficient operations should further mitigate any impacts.

In late 2018, the US NAIC concluded an industry consultation with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet and enhancing risk management. The NAIC is targeting a January 2020 effective date for the new framework, which will have an impact on Jackson's business. Jackson continues to assess and test the changes. The NAIC also has an on-going review of the C-1 bond factors in the required capital calculation, on which further information is expected to be provided in due course. The Group's preparations to manage the impact of these reforms will continue.

In the EU, the European Commission began a review in late 2016 of some aspects of the Solvency II legislative package, which is expected to continue until 2021 and includes a review of the Long Term Guarantee measures.

On 27 July 2017, the UK FCA announced that it will no longer persuade, or use its powers to compel, panel banks to submit rates for the calculation of LIBOR after 2021. The discontinuation of LIBOR in its current form and its replacement with the Sterling Overnight Index Average benchmark (SONIA) in the UK (and other alternative benchmark rates in other countries) could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to, or which reference LIBOR, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New local capital rules and requirements could be introduced in these and other regulatory regimes that challenge legal or ownership structures, current sales practices, or could be applied to sales made prior to their introduction retrospectively, which could have a negative impact on Prudential's business or reported results.

Risk management and mitigation of regulatory and political risk at Prudential includes the following:
●  Risk assessment of the Business Plan which includes consideration of current strategies;
●  Close monitoring and assessment of our business environment and strategic risks;
●  The consideration of risk themes in strategic decisions; and
●  Ongoing engagement with national regulators, government policy teams and international standard setters.

b.     ESG risks including climate change
The business environment in which Prudential operates is continually changing, and responding effectively to those material risks with ESG implications is crucial in maintaining Prudential's brand and reputation, and in turn its financial performance and its long-term strategy. The Group maintains active engagement with its key stakeholders, including investors, customers, employees, governments, policymakers and regulators in its key markets, as well as with international institutions - all of whom have expectations, which the Group must balance, as it responds to ESG-related matters.

Climate change is a key ESG theme which continues to move up the agenda of many regulators, governments, non-governmental organisations and investors. An overview of the various regulatory, supervisory and investor-driven initiatives related to climate change currently in progress; how the Group manages climate change risks and opportunities; and the Group's participation in industry initiatives in this area is outlined in the Corporate responsibility review. There has been increased regulatory and supervisory focus on sustainable finance and responsible investment. The Group recognises this and the ESG Executive Committee seeks, as one of its aims, to ensure a consistent approach in managing ESG considerations in its business activities, including investment activities.

The Group's operational risk framework explicitly incorporates ESG as a component of its social and environmental responsibility, brand management and external communications. This is further strengthened by factoring considerations for reputational impacts when the materiality of operational risks are assessed. Policies and procedures to support how the Group operates in relation to certain ESG issues are covered in the Group Governance Manual. Prudential manages key ESG issues though a multi-disciplinary approach with first line functional ownership for ESG topics. Further information on the Group's approach to governance on ESG issues and the relevant Group-wide policies for managing these are included in the Corporate responsibility review.

6.2  Risks from our investments

a.     Market risk
The main drivers of market risk in the Group are:
●  Investment risk, which arises on our holdings of equity and property investments, the prices of which can change depending on market conditions;
●  Interest rate risk, which is driven by the valuation of Prudential's assets (particularly the bonds that it invests in) and liabilities, which are dependent on market interest rates and exposes it to the risk of those moving in a way that is detrimental; and
●  Foreign exchange risk, through translation of its profits and assets and liabilities denominated in various currencies, given the geographical diversity of the business.

The main investment risk exposure arises from the portion of the profits from the UK and Hong Kong with-profits funds which the shareholders are entitled to receive; the value of the future fees from the fee-earning products in the Asia business; and from the asset returns backing Jackson's variable annuities business. Further detail is provided below.

The Group's interest rate risk is driven by the need to match the duration of its assets and liabilities in the UK and Europe insurance business and the fixed annuity business in Jackson. Interest rate risk also arises from the guarantees of some non unit-linked investment products in Asia; and the cost of guarantees in Jackson's fixed index and variable annuity business. Further detail is provided below.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The Group's market risks are managed and mitigated by the following:
●  Our market risk policy;
●  Risk appetite statements, limits and triggers;
●  Our asset and liability management programmes;
●  Hedging derivatives, including equity options and futures, interest rate swaps and swaptions and currency forwards;
●  The monitoring and oversight of market risks through the regular reporting of management information; and
●  Regular deep dive assessments.

Equity and property investment risk
In the UK and Europe business, the main investment risk arises from the assets held in the with-profits funds through the shareholders' proportion of the funds' declared bonuses and policyholder net investment gains (future transfers). This investment risk is driven mainly by equities in the funds and some hedging to protect against a reduction in the value of these future transfers is performed outside the funds.The UK with-profits funds' Solvency II own funds, estimated at £9.7 billion as at 31 December 2018, helps to protect against market fluctuations and is protected partially against falls in equity markets through an active hedging programme within the fund.

In Asia, the shareholder exposure to equity price movements results from unit-linked products, where fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are based broadly on historical and current rates of return from the Asia business' investment portfolios, which include equities.

In Jackson, investment risk arises from the assets backing customer policies. Equity risk is driven by the variable annuity business, where the assets are invested in both equities and bonds and the main risk to the shareholder comes from providing the guaranteed benefits offered. The exposure to this is primarily controlled by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third-party reinsurers.

While accepting the equity exposure that arises on future fees, the Group has limited appetite for exposures to equity price movements to remain unhedged or for volatility within policyholder guarantees after taking into account any natural offsets and buffers within the business.

Interest rate risk
Some products that Prudential offer are sensitive to movements in interest rates. As part of the Group's ongoing management of this risk, a number of mitigating actions to the in-force business have been taken, as well as repricing and restructuring new business offerings in response to recent relatively low interest rates. Nevertheless, some sensitivity to interest rate movements is still retained.

The Group's appetite for interest rate risk is limited to where assets and liabilities can be tightly matched and where liquid assets or derivatives exist to cover interest rate exposures.

In the UK and Europe insurance business, interest rate risk arises from the need to match the cash flows of its annuity obligations with those from its investments. The risk is managed by matching asset and liability durations as well as continually assessing the need for use of any derivatives. Under Solvency II rules, interest rate risk also results from the requirement to include a balance sheet risk margin. The with-profits business is also exposed to interest rate risk through some product guarantees. Such risk is largely borne by the with-profits fund itself although shareholder support may be required in extreme circumstances where the fund has insufficient resources to support the risk.

In Asia, our exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products, including the Hong Kong with-profits business. This exposure exists because of the potential for asset and liability mismatch which, although it is small and managed appropriately, cannot be eliminated.

Jackson is affected by interest rate movements to its fixed annuity book where the assets are primarily invested in bonds and shareholder exposure comes from the mismatch between these assets and the guaranteed rates that are offered to policyholders. Interest rate risk results from the cost of guarantees in the variable annuity and fixed index annuity business, which may increase when interest rates fall. The level of sales of variable annuity products with guaranteed living benefits is actively monitored, and the risk limits we have in place help to ensure comfort with the level of interest rate and market risks incurred as a result. Derivatives are also used to provide some protection.

Foreign exchange risk
The geographical diversity of Prudential's businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. The operations in the US and Asia, which represent a large proportion of operating profit and shareholders' funds, generally write policies and invest in assets in local currencies. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group financial statements when results are reported in UK sterling. This risk is accepted within our appetite for foreign exchange risk.

In cases where a surplus arises in an overseas operation which is to be used to support Group capital, or where a significant cash payment is due from an overseas subsidiary to the Group, this currency exposure may be hedged where it is believed to be favourable economically to do so. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the countries in which it operates, but it does have some appetite for this on fee income and on non-sterling investments within the with-profits fund. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

b.     Credit risk
Prudential invests in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments needed to policyholders. It also enters into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, it is exposed to credit risk and counterparty risk across its business.

Credit risk is the potential for reduction in the value of investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk that the counterparty to any contract we enter into being unable to meet their obligations causing us to suffer loss.

The Group has some appetite to take credit risk where it arises from profit-generating insurance activities, to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

A number of risk management tools are used to manage and mitigate this credit risk, including the following:
●  A credit risk policy and dealing and controls policy;
●  Risk appetite statements and limits that have been defined on issuers, and counterparties;
●  Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions;
●  The Group Credit Risk Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
●  Regular assessments; and
●  Close monitoring or restrictions on investments that may be of concern.

Debt and loan portfolio
Prudential's UK and Europe business is exposed to credit risk on fixed income assets in the shareholder-backed portfolio. At 31 December 2018, this portfolio contained fixed income assets worth £21.6 billion. M&GPrudential's debt portfolio reduced by £12.1 billion following the transfer of fixed income assets to Rothesay Life as part of the reinsurance agreement announced in March 2018. Credit risk arising from a further £64.3 billion of fixed income assets is borne largely by the with-profits fund, to which the shareholder is not exposed directly although under extreme circumstances shareholder support may be required if the fund is unable to meet payments as they fall due.

Credit risk also arises from the debt portfolio in the Asia business, the value of which was £45.8 billion at 31 December 2018. The majority (68 per cent) of the portfolio is in unit-linked and with-profits funds and so exposure of the shareholder to this component is minimal. The remaining 32 per cent of the debt portfolio is held to back the shareholder business.

In the general account of the Jackson business £41.6 billion of fixed income assets are held to support shareholder liabilities including those from our fixed annuities, fixed index annuities and life insurance products. Jackson's general account portfolio increased by circa £4 billion due to the John Hancock acquisition.

The shareholder-owned debt and loan portfolio of the Group's other operations was £2.0 billion as at 31 December 2018.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt
Prudential also invests in bonds issued by national governments. This sovereign debt represented 18 per cent or £14.4 billion of the shareholder debt portfolio as at 31 December 2018 (31 December 2017: 19 per cent or £16.5 billion). 3 per cent of this was rated AAA and 87 per cent was considered investment grade (31 December 2017: 90 per cent investment grade).

The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 31 December 2018 are given in note C3.2(f) of the Group's IFRS financial statements.

Bank debt exposure and counterparty credit risk
Prudential's exposure to banks is a key part of its core investment business, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Given the importance of its relationship with its banks, exposure to the sector is considered a material risk for the Group.

The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 31 December 2018 are given in note C3.2(f) of the Group's IFRS financial statements.

The exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, Prudential reduces its exposure, buys credit protection or uses additional collateral arrangements to manage its levels of counterparty credit risk.

At 31 December 2018, shareholder exposures by rating1 and sector2 are shown below:
●  95 per cent of the shareholder portfolio is investment grade rated. In particular, 66 per cent of the portfolio is rated A- and above (or equivalent); and
●  The Group's shareholder portfolio is well diversified: no individual sector makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors).

c.     Liquidity risk
Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due. This incorporates the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or where redemption requests are made against Prudential external funds.

Prudential has no appetite for liquidity risk, ie for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

The Group has significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of £2.6 billion of undrawn committed facilities that can be made use of, expiring in 2023. Access to further liquidity is available through the debt capital markets and an extensive commercial paper programme in place, and Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate this liquidity risk, including the following:
●  The Group's liquidity risk policy;
●  Risk appetite statements, limits and triggers;
●  Regular assessment at Group and business units of LCRs which are calculated under both base case and stressed scenarios and are reported to committees and the Board;
●  The Group's Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of liquidity risks and the adequacy of available liquidity resources under normal and stressed conditions;
●  Regular stress testing;
●  Our contingency plans and identified sources of liquidity;
●  The Group's ability to access the money and debt capital markets;
●  Regular deep dive assessments; and
●  The Group's access to external committed credit facilities.

6.3  Risks from our products

a.     Insurance risk
Insurance risk makes up a significant proportion of Prudential's overall risk exposure. The profitability of its businesses depends on a mix of factors, including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing of policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).

The Group has appetite for retaining insurance risks in order to create shareholder value in the areas where it believes it has expertise and controls to manage the risk and can support such risk with its capital and solvency position.

The principal drivers of the Group's insurance risk vary across its business units. At M&GPrudential, this is predominantly longevity risk. Across Asia, where a significant volume of health protection business is written, the most significant insurance risks are morbidity risk, persistency risk, and medical inflation risk. In Jackson, policyholder behaviour risk is particularly material, especially in the take up of options and guarantees on variable annuity business.

The Group manages longevity risk in various ways. Longevity reinsurance is a key tool in managing this risk. In March 2018, the Group's longevity risk exposure was significantly reduced by reinsuring £12 billion in UK annuity liabilities to Rothesay Life, pursuant to a Part VII transfer of the majority of these liabilities expected to be completed by 30 June 2019. Although Prudential has withdrawn from selling new UK annuity business, given its significant annuity portfolio the assumptions it makes about future rates of improvement in mortality rates remain key to the measurement of its insurance liabilities and to its assessment of any reinsurance transactions. Prudential continues to conduct research into longevity risk using both experience from its annuity portfolio and industry data. Although the general consensus in recent years is that people are living longer, the rate of increase has slowed in recent years, and there is considerable volatility in year-on-year longevity experience, which is why it needs expert judgement in setting its longevity basis.

Prudential's morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

In Asia, Prudential writes significant volumes of health protection business, and so a key assumption is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than expected, so the medical claim cost passed on to Prudential is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to reprice our products each year and by having suitable overall claim limits within its policies, either limits per type of claim or in total across a policy.

The Group's persistency assumptions reflect similarly a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. Persistency risk is managed by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns and any additional risk is accounted for. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on the Group's financial results can vary but depends mostly on the value of the product features and market conditions.

Prudential's insurance risks are managed and mitigated using the following:
●  The Group's insurance and underwriting risk policies;
●  The risk appetite statements, limits and triggers;
●  Using longevity, morbidity and persistency assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
●  Using reinsurance to mitigate longevity and morbidity risks;
●  Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
●  Maintaining the quality of sales processes and using initiatives to increase customer retention in order to mitigate persistency risk;
●  Using product repricing and other claims management initiatives in order to mitigate medical expense inflation risk; and
●  Regular deep dive assessments.

6.4  Risks from our business operations

a.     Strategic and transformation risks
A number of significant change programmes are currently running in order to implement the Group's strategy and the need to comply with emerging regulatory changes. These include, but are not limited to, the discontinuation of LIBOR and implementation of new international accounting standards - see section 6.1a. above for further information. This has resulted in a significant portfolio of change initiatives which increases the transformation risks for the Group, and is likely to further increase in the future. In particular the demerger of M&GPrudential from the rest of the Group has resulted in a substantial transformation programme which needs to be delivered alongside, and in conjunction with other material change programmes. The scale and the complexity of this portfolio of transformation programmes could impact business operations, weaken the control environment, impact customers, and has the potential for reputational damage if these programmes fail to deliver their objectives. Implementing further strategic initiatives may amplify these risks.

Other significant change initiatives are occurring across the Group that increase the likelihood and potential impact of risks associated with:
●  Complex dependencies between multiple programmes spanning different businesses;
●  The organisational ability to absorb change being exceeded while maintaining a stable and robust control environment ;
●  Unrealised business objectives/benefits; and
●  Failures in programme and/or project design, execution or transition into business as usual.

b.     Non-financial risks
In the course of doing business, the Group is exposed to non-financial risks arising from its operations, the business environment and its strategy. The main risks across these areas are detailed below.

Operational risks
Prudential defines operational risk as the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems, or from external events. This includes employee error, model error, system failures, fraud or some other event which disrupts business processes or has a detrimental impact to customers. Processes are established for activities across the scope of our business, including operational activity, regulatory compliance, and those supporting environmental, social and governance (ESG) activities more broadly, any of which can expose us to operational risks. A large volume of complex transactions are processed by the Group across a number of diverse products, and are subject to a high number of varying legal, regulatory and tax regimes. Prudential has no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement or monitor appropriate controls to manage operational risks.

The Group's outsourcing and third-party relationships require distinct oversight and risk management processes. A number of important third-party relationships exist which provide the distribution and processing of Prudential's products, both as market counterparties and as outsourcing partners. M&GPrudential outsources several operations, including a significant part of its back office, customer-facing functions and a number of IT functions. In Asia, the Group continues to expand its strategic partnerships and renew bancassurance arrangements. These third-party arrangements support Prudential in providing a high level and cost-effective service to our customers, but they also make us reliant on the operational performance of our outsourcing partners.

The Group's requirements for the management of material outsourcing arrangements, which are in accordance with relevant applicable regulations, are included through its well-established Group-wide third-party supply policy. Third-party management is also included in embedded in the Group-wide framework and risk management for operational risk (see further, below). Third-party management forms part of the Group's Operational Risk categorisations and a defined qualitative risk appetite statement, limits and triggers are in place.

The performance of the Group's core business activities places reliance on the IT infrastructure that supports day-to-day transaction processing and administration. The IT environment must also be secure and an increasing cyber risk threat needs to be addressed as the Group's digital footprint increases and the sophistication of cyber threats continue to evolve - see separate information security risk sub-section below. The risk that Prudential's IT infrastructure does not meet these requirements is a key area of focus for the Group, particularly the risk that legacy infrastructure supporting core activities/processes affects business continuity or impacts on business growth.

Operational challenges also exist in keeping pace with regulatory changes This requires implementing processes to ensure we are, and remain, compliant on an ongoing basis, including regular monitoring and reporting. The high rate of global regulatory change, in an already complex regulatory landscape, increases the risk of non-compliance due to a failure to identify, interpret correctly, implement and/or monitor regulatory compliance. The change in Group-wide supervisor, and the supervisory framework, to which Prudential plc will be subject to after the demerger of M&GPrudential, means that additional processes, or changes to existing ones, may be required to ensure ongoing compliance. See the 'Global regulatory and political risk' section above. Legislative developments over recent years, together with enhanced regulatory oversight and increased capability to issue sanctions, have resulted in a complex regulatory environment that may lead to breaches of varying magnitude if the Group's business-as-usual operations are not compliant. As well as prudential regulation, the Group focuses on conduct regulation, including those related to sales practice and anti-money laundering, bribery and corruption. There is a particular focus on regulations related to the latter in newer/emerging markets.

Group-wide framework and risk management for operational risk
The risks detailed above form key elements of the Group's operational risk profile. In order to identify, assess, manage, control and report effectively on all operational risks across the business, a Group-wide operational risk framework is in place. The key components of the framework are:
●  Application of a risk and control assessment (RCA) process, where operational risk exposures are identified and assessed as part of a periodical cycle. The RCA process considers a range of internal and external factors, including an assessment of the control environment, to determine the business's most significant risk exposures on a prospective basis;
●  An internal incident management process, which identifies, quantifies and monitors remediation conducted through root cause analysis and application of action plans for risk events that have occurred across the business;
●  A scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis. This is carried out at least annually and supports external and internal capital requirements as well as informing risk oversight activity across the business; and
●  An operational risk appetite framework that articulates the level of operational risk exposure the business is willing to tolerate, covering all operational risk categories, and sets out escalation processes for breaches of appetite.

Outputs from these processes and activities performed by individual business units are monitored by the Group Risk function, which provides an aggregated view of the risk profile across the business to the Group Risk Committee and Board.

These core framework components are embedded across the Group via the Group Operational Risk Policy and Standards documents, which set out the key principles and minimum standards for the management of operational risk across the Group.

The Group Operational Risk Policy, standards and operational risk appetite framework sit alongside other risk policies and standards that individually engage with key operational risks, including outsourcing and third-party supply, business continuity, technology and data, operations processes and extent of transformation.

These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, including the application of:
●  A transformation risk framework that assesses, manages and reports on the end-to-end transformation lifecycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
●  Internal and external review of cyber security capability and defences;
●  Regular updating and testing of elements of disaster-recovery plans and the Critical Incident Procedure process;
●  Group and business unit-level compliance oversight and testing in respect of adherence with in-force regulations;
●  Regulatory change teams in place to assist the business in proactively adapting and complying with regulatory developments;
●  A framework in place for emerging risk identification and analysis in order to capture, monitor and allow us to prepare for operational risks that may crystallise beyond the short-term horizon;
●  Corporate insurance programmes to limit the financial impact of operational risks; and
●  Reviews of key operational risks and challenges within Group and business unit business plans.

These activities are fundamental in maintaining an effective system of internal control, and as such outputs from these also inform core RCA, incident management and scenario analysis processes and reporting on operational risk. Furthermore, they also ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group's strategy.

Business resilience
Business resilience is at the core of the Group's well embedded Business Continuity Management (BCM) programme, with BCM being one of a number of activities undertaken by the Group Security function that protect our key stakeholders.

Prudential operates a BCM programme and framework that is linked with its business activities, which considers key areas including business impact analyses, risk assessments, incident management plans, disaster recovery plans, and the exercising and execution of these plans. The programme is designed to achieve a business continuity capability that meets evolving business needs and is appropriate to the size, complexity and nature of the Group's operations, with ongoing proactive maintenance and improvements to resilience against the disruption of the Group's ability to meet its key objectives and protect its brand and reputation. The BCM programme is supported by Group-wide governance policies and procedures and is based on industry standards that meet legal and regulatory obligations.

Business disruption risks are monitored by the Group Security function, with reporting of key operational effectiveness metrics and updates on specific activities being reported to the Group Risk Committee where required and discussed by cross-functional working groups.

Information security risk and data privacy
Information security risk remains an area of heightened focus after a number of recent high-profile attacks and data losses across industries. Criminal capability in this area is maturing and industrialising, with an increased level of understanding of complex financial transactions which increases the risks to the financial services industry. The threat landscape is continuously evolving, and the systemic risk of sophisticated but untargeted attacks is rising, particularly during times of heightened geopolitical tensions.

Recent developments in data protection worldwide (such as GDPR that came into force in May 2018) increases the financial and reputational implications for Prudential of a breach of its (or third-party suppliers') IT systems. As well as data protection, increasingly stakeholder expectations are that companies and organisations use personal information transparently and appropriately. Given this, both information security and data privacy are key risks for the Group. As well as preventative risk management, it is fundamental that robust critical recovery systems are in place in the event of a successful attack on the Group's infrastructure, breach of information security or failure of its systems to retain its customer relationships and trusted reputation.

In 2018, the organisational structure and governance model for cyber security management was revised with the appointment of a Group Chief Information Security Officer, and a repositioning of the function to allow increased focus on execution. This organisational change will increase the Group's efficiency and agility in responding to cyber security-related incidents, and will facilitate increased collaboration between business units and leverages their respective strengths in delivering the Group-wide Information Security Programme.

The objectives of the programme include achieving consistency in the execution of security disciplines across the Group and improving visibility across the Group's businesses; deployment of automation to detect and address threats; and achieving security by design by aligning subject matter expertise to the Group's digital and business initiatives to embed security controls across platforms and ecosystems.

The Board receives periodic updates on information security risk management throughout the year. Group functions work with the business units to address risks locally within the national and regional context of each business following the strategic direction of the Group-wide information security function.

Notes
1    Based on hierarchy of Standard and Poor's, Moody's and Fitch, where available and if unavailable, other rating agencies or internal ratings have been used.
2    Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other. Excludes debt securities from other operations.

Corporate governance

The Board confirms that it has complied with all the principles and provisions set out in the Hong Kong Code on Corporate Governance Practices (the HK Code) throughout the accounting period with the following exception. With respect to Code Provision B.1.2(d) of the HK Code, the responsibilities of the Remuneration Committee do not include making recommendations to the Board on the remuneration of non-executive directors. In line with the principles of the UK Code, fees for Non-executive Directors are determined by the Board.

The directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.

The company confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by the Hong Kong Listing Rules and that the directors of the Company have complied with this code of conduct throughout the year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 March 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer